Filed Pursuant to Rule 424(b)(3)
Registration No. 333-199176

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee (1)
Common Stock, par value $0.0001 per share	8,000,000	$38.10	$304,800,000	$35,417.76

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933, as amended.

PROSPECTUS SUPPLEMENT (to Prospectus dated October 6, 2014)

8,000,000 Shares

Burlington Stores, Inc.

Common Stock

The selling stockholders named in this prospectus supplement are offering up to 8,000,000 shares of our common stock. All of the shares of our common stock in this offering are being sold by the selling stockholders identified in this prospectus supplement. We will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders.

Shares of our common stock, par value $0.0001 per share, are traded on the New York Stock Exchange (the “NYSE”), under the symbol “BURL.” On October 3, 2014, the last reported sale price of our common stock on the NYSE was $39.66 per share.

The underwriter is purchasing the shares of common stock from the selling stockholders at $38.10 per share (representing approximately $304.8 million of gross proceeds to the selling stockholders). The underwriter may offer the shares of common stock from time to time for sale in one or more transactions on the New York Stock Exchange, in the over-the-counter market, through negotiated transactions or otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. See “Underwriting.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page S-16 of this prospectus supplement to read about risks that you should consider before buying shares of our common stock.

You should carefully read this prospectus supplement and the accompanying prospectus, together with the documents we incorporate by reference, before you invest in our common stock.

Delivery of the common stock will be made on or about October 10, 2014.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

J.P. Morgan

The date of this prospectus supplement is October 6, 2014.

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ABOUT THIS PROSPECTUS SUPPLEMENT AND PROSPECTUS

This prospectus supplement and the accompanying prospectus form part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission (the “SEC”), using a “shelf” registration process. This document consists of two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part is the accompanying prospectus, which contains more general information. You should read both this prospectus supplement and the accompanying prospectus, together with additional information described below under the caption “Where You Can Find More Information.”

If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely upon the information in this prospectus supplement. Any statement made in this prospectus supplement or in a document incorporated or deemed to be incorporated by reference in this prospectus supplement will be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained in this prospectus supplement or in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference in this prospectus supplement modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

We are responsible for the information contained in or incorporated by reference in this prospectus supplement, the accompanying prospectus and any related free writing prospectus we have authorized for use in connection with this offering. This prospectus supplement may be used only for the purpose for which it has been prepared. Neither we nor any underwriter has authorized anyone to provide information different from that contained in this prospectus supplement, the accompanying prospectus and any related free writing prospectus and the documents incorporated by reference herein and therein.

We are not, and the underwriters are not, making an offer to sell our common stock in any jurisdiction where the offer or sale is not permitted. You should not assume that the information appearing in this prospectus supplement, the accompanying prospectus, any free writing prospectus we have authorized for use in connection with this offering is accurate as of any date other than the date of the applicable document. Our business, financial condition, results of operations, and prospects may have changed since that date. Neither this prospectus supplement nor the accompanying prospectus constitutes an offer, or an invitation on our behalf or on behalf of the underwriters, to subscribe for and purchase any of the securities, and may not be used for or in connection with an offer or solicitation by anyone, in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

We are incorporating by reference specified documents that we file with the SEC, which means that we can disclose important information to you by referring you to those documents that are considered part of this prospectus supplement. We incorporate by reference into this prospectus supplement the documents listed below (other than portions of these documents that are described in paragraphs (d)(1), (d)(2), (d)(3) or (e)(5) of Item 407 of Regulation S-K promulgated by the SEC).

•	Our Annual Report on Form 10-K for the year ended February 1, 2014 (filed with the SEC on March 31, 2014);

•	Our Quarterly Reports on Form 10-Q for the period ended August 2, 2014 (filed with the SEC on September 11, 2014) and for the period ended May 3, 2014 (filed with the SEC on June 12, 2014);

•	Our Current Reports on Form 8-K filed with the SEC on September 16, 2014, August 18, 2014, July 24, 2014 and March 19, 2014 and Current Report on Form 8-K/A filed with the SEC on September 18, 2014;

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•	Our Definitive Proxy Statement on Schedule 14A (filed with the SEC on June 6, 2014); and

•	The description of capital stock contained in the Registration Statement on Form 8-A, as filed with the SEC on October 1, 2013 (File No. 001-36107), as supplemented by the “Description of Capital Stock” found on page 4 of the prospectus and including any amendments or reports filed for the purpose of updating such description.

In addition, all documents filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (other than portions of these documents that are either (1) described in paragraphs (d)(1), (d)(2), (d)(3) or (e)(5) of Item 407 of Regulation S-K promulgated by the SEC or (2) furnished under Item 2.02 or Item 7.01 of a Current Report on Form 8-K, including any exhibits included with such Items unless otherwise indicated therein) after the date hereof, and prior to the filing of a post-effective amendment that indicates that all securities offered hereunder have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this registration statement and to be a part hereof from the date of filing of such documents with the SEC.

Any statement contained in a document incorporated or deemed to be incorporated by reference into this prospectus supplement will be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained in this prospectus supplement or any other subsequently filed document that is deemed to be incorporated by reference into this prospectus supplement modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

Our filings with the SEC, including our Annual Report on Form 10-K and Quarterly Reports on Form 10-Q and amendments to those filings, are available free of charge on our website www.burlingtoninvestors.com as soon as reasonably practicable after they are filed with, or furnished to, the SEC. Our website and the information contained on that site, or connected to that site, are not incorporated into and are not a part of this prospectus. You may also obtain a copy of these filings at no cost by writing or telephoning us at the following address:

Burlington Stores, Inc.

1830 Route 130 North

Burlington, New Jersey 08016

Attention: Investor Relations

Telephone: (609) 387-7800

Except for the documents incorporated by reference as noted above, we do not intend to incorporate into this prospectus supplement any of the information included on our website.

TRADEMARKS, SERVICE MARKS AND TRADE NAMES

We own the trademarks, service marks and trade names that we use in connection with the operation of our business. Our trademarks include “BCF,” “Burlington,” “Burlington Coat Factory,” “Cohoes,” “Luxury Linens,” “MJM Designer Shoes” and “Baby Depot.” This prospectus supplement may also contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Solely for convenience, the trademarks, service marks, trade names and copyrights referred to in this offering circular are listed without the TM, SM, © and ® symbols, but we will assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors, if any, to these trademarks, service marks, trade names and copyrights.

MARKET, RANKING AND OTHER INDUSTRY DATA

In this prospectus supplement, including information incorporated by reference herein, we rely on and refer to information and statistics regarding our industry, the size of certain markets and our position within the sectors in which we compete. Some of the market and industry data contained in or incorporated by reference into this

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prospectus supplement are based on independent industry publications or other publicly available information, while other information is based on our good faith estimates, which are derived from our review of internal surveys, as well as independent sources listed in this prospectus supplement including the industry research firm The NPD Group, Inc. (“The NPD Group”), and our management’s knowledge and experience in the markets in which we operate. Our estimates have also been based on information obtained from our customers, suppliers and other contacts in the markets in which we operate. We believe that these independent sources and our internal data are reliable as of their respective dates.

FORWARD-LOOKING STATEMENTS

This prospectus supplement contains forward-looking statements that are subject to risks and uncertainties. All statements other than statements of historical fact included in this prospectus supplement are forward-looking statements. Forward-looking statements discuss our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “aim,” “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “outlook,” “potential,” “project,” “projection,” “plan,” “intend,” “seek,” “believe,” “may,” “could,” “would,” “will,” “should,” “can,” “can have,” “likely,” the negatives thereof and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. For example, all statements we make relating to our estimated and projected earnings, revenues, costs, expenditures, cash flows, growth rates and financial results, our plans and objectives for future operations, growth or initiatives, strategies, or the expected outcome or impact of pending or threatened litigation are forward-looking statements. All forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that we expected, including:

•	general economic conditions;

•	competitive factors, including pricing and promotional activities of major competitors;

•	our ability to successfully implement several of our strategic initiatives;

•	the availability of desirable store locations on suitable terms;

•	changing consumer preferences and demand;

•	industry trends, including changes in buying, inventory and other business practices by customers;

•	competitive factors, including pricing and promotional activities of major competitors;

•	the availability, selection and purchasing of attractive merchandise on favorable terms;

•	import risks;

•	weather patterns, including, among other things, changes in year-over-year temperatures;

•	our future profitability;

•	our ability to control costs and expenses;

•	unforeseen computer related problems;

•	any unforeseen material loss or casualty;

•	the effect of inflation;

•	an increase in competition within the markets in which we compete;

•	regulatory changes;

•	changes in general and/or regional economic conditions;

•	our relationships with employees;

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•	the impact of current and future laws;

•	terrorist attacks, particularly attacks on or within markets in which we operate;

•	natural and man-made disasters, including but not limited to fire, snow and ice storms, flood, hail, hurricanes and earthquakes;

•	our substantial level of indebtedness and related debt-service obligations;

•	restrictions imposed by covenants in our debt agreements;

•	availability of adequate financing;

•	our dependence on vendors for our merchandise;

•	domestic events affecting the delivery of merchandise to our stores; and

•	existence of adverse litigation and risks.

While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and it is impossible for us to anticipate all factors that could affect our actual results. Important factors that could cause actual results to differ materially from our expectations, or cautionary statements, are disclosed under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated by reference into this prospectus supplement from our Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. All forward-looking statements are expressly qualified in their entirety by these cautionary statements. You should evaluate all forward-looking statements made in this prospectus in the context of these risks and uncertainties.

We caution you that the important factors referenced above may not contain all of the factors that are important to you. In addition, we cannot assure you that we will realize the results or developments we expect or anticipate or, even if substantially realized, that they will result in the consequences we anticipate or affect us or our operations in the way we expect. The forward-looking statements included in this prospectus supplement are made only as of the date hereof. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law. If we do update one or more forward-looking statements, no inference should be made that we will make additional updates with respect to those or other forward-looking statements.

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SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference into this prospectus supplement. It may not contain all the information that may be important to you. You should read this entire prospectus supplement carefully, including the section titled “Risk Factors” and our historical consolidated financial statements and related notes incorporated by reference to our Annual Report on Form 10-K and Quarterly Reports on Form 10-Q.

In this prospectus supplement, unless the context requires otherwise, references to the “Company,” “we,” “our,” or “us” refer to Burlington Stores, Inc. and its consolidated subsidiaries. “Parent” refers to Burlington Stores, Inc. alone, “Holdings” refers to Burlington Coat Factory Investments Holdings, Inc., Parent’s indirect, wholly-owned subsidiary, and “BCFWC” refers to Burlington Coat Factory Warehouse Corporation, Holdings’ direct, wholly-owned subsidiary.

Company Overview

Founded in 1972, we are a national off-price retailer of high quality branded apparel, operating 523 stores as of August 2, 2014, inclusive of an internet store, in 44 states and Puerto Rico. We are a market leader in the fast growing off-price retail channel. We offer our merchandise using an Every Day Low Price (“EDLP”) model with savings up to 60-70% off department and specialty store regular prices. We provide our customers an extensive selection of better and moderate, fashionable branded product in women’s ready-to-wear apparel, menswear, youth apparel, baby products, footwear, accessories, home goods and coats. We feature merchandise from over 4,500 vendors, with a focus on major nationally-recognized brands. This vendor breadth provides our customers with a “treasure hunt” experience of searching for great brands at great value.

Our average store size is approximately 79,000 square feet, which is two to three times the size of our largest off-price competitors’ stores. Our larger store size has allowed us to offer more categories and substantially more breadth in each product category than our off-price competitors and to establish ourselves as a destination for select categories, including coats, youth and baby, special-occasion dresses and men’s tailored apparel. We believe that our leadership in the off-price channel in select categories and our broad and diverse merchandise offering allow our stores to attract customers from beyond their local trade areas.

Large and Growing Off-Price Channel

We operate within the large and growing off-price channel in the United States. According to The NPD Group, the off-price apparel channel grew at a 5% compound annual growth rate (“CAGR”) during the four years ending December 2013. Over that period, sales in the off-price channel have grown over 10 times faster than the department store and national chain channels. We believe that the increasing demand for the off-price channel will continue to be driven by consumers’ growing focus on, and preference for, the value available at off-price retailers.

Our Competitive Strengths

Leading Destination for On-Trend, Branded Merchandise at a Great Value

We offer a broad and compelling assortment of on-trend, branded apparel and related merchandise. Our average store size is approximately 79,000 square feet, which is two to three times the size of our largest off- price competitors’ stores, allowing us to carry substantially more breadth in each product category, including branded apparel for various lifestyles, fashion preferences and sizes. We have a long heritage of leadership in select core categories including coats, youth and baby, special-occasion dresses and men’s tailored apparel. We employ a broad merchandising strategy that provides the customer with a wide range of choices and a limited number of units per style, which fosters a sense of scarcity and urgency to purchase now. The frequent arrival of new merchandise to our stores encourages our customers to return to our stores regularly.

Compelling Value and Every Day Low Price Model

We employ an EDLP model that offers customers savings of up to 60-70% off department and specialty store regular prices. Our price tags feature a “compare at” price, indicating the savings for the customer. We believe our EDLP approach contributes to a simpler and better value proposition by eliminating the customer’s need to wait for sales, use coupons or participate in loyalty programs to realize savings.

Flexible Off-Price Sourcing and Merchandising Model

We aim to purchase the majority of our merchandise in-season, with our merchants spending time weekly “in-market,” buying on-site from vendors, to take advantage of the latest fashion trends. We seek to optimize our “open-to-buy,” which is the portion of our inventory receipt budget that remains “unbought” at any given point. We believe, as a result of how we manage our open-to-buy position, our merchants are able to execute compelling purchases opportunistically from our vendors. We have long-standing relationships with thousands of leading vendors, including many of the world’s largest apparel manufacturers, and no one vendor accounts for more than 2% of our merchandise. We believe that merchandise vendors, including those with whom we work, increasingly view off-price retail as an attractive channel through which to reach their customers.

We consistently evaluate new vendors to add to our portfolio and review existing vendors to ensure that we have access to the best products and brands at great value. We believe that our in-season buying strategy and broad vendor relationships allow us to provide our customers with consistently fresh, on-trend and high quality offerings across a broad range of categories.

Attractive Store Economics

We have a proven and attractive store model that generates strong cash flow and consistent store-level financial results. We have opened an average of 23 new stores per year since 2006 and our new stores have an average payback period of less than three years. As of February 1, 2014, over 98% of our stores were profitable on a store-level cash flow basis, and we believe we have considerable room to grow profitability. Our stores have been successful in varying geographic regions, population densities, store footprint sizes and real estate settings. We believe our robust store model, reinforced by our site selection process and in-store execution, is driving improved consistency in performance across our store base.

Proven Management and Merchant Team with Off-Price Retail Experience

We have assembled a strong and empowered management team with a median experience of 25 years in the retail industry and a median tenure of six years with us. Our management team has complementary experiences across a broad range of disciplines in the retail industry, including at other leading off-price retailers, department stores and specialty stores. Our management team, through our incentive equity plan, is aligned with the objectives of our stockholders.

Recent Strategic Initiatives

In December 2008, we hired Tom Kingsbury as President and CEO to help define and lead our transformation. Since then, we have made significant investments in people, processes and systems to transform our business. We believe that we are in the early stages of realizing the return on these investments, which we expect will result in continued growth and enhanced profitability.

Assembled a Talented, Experienced Management Team

Under Mr. Kingsbury’s leadership, we have assembled a proven and successful management team with significant retail and off-price experience from various best-in-class retailers. We have placed five of our top eight executives in their current roles, including those leading the merchandising, marketing, merchandise planning and allocation, supply chain, and human resources functions. Most recently, in 2012, we hired Paul Metcalf as our Chief Merchandising Officer to oversee and enhance the execution of our merchandising model.

Refined Our Off-Price Model Through Improved Buying, Inventory Management and Supply Chain Investment

We have refined and improved our execution of our off-price model and redesigned our merchant organization to provide more clear and distinct roles where our buyers focus primarily on buying and the support team focuses on planning and allocation, and we now have information systems that support data-driven decisions for both. We have also made significant investments to upgrade talent across these functions. We have increased our portion of in-season versus pre-season buys to increase the freshness of our merchandise offering. This strategy puts us more in line with our primary off-price competitors, as opposed to department stores, which primarily purchase pre-season. In part due to this focus on inventory freshness and providing great values, from May 31, 2008 to February 1, 2014 our comparable store inventory turnover increased by 69% and our inventory aged 90 days or older decreased by 53%. For the quarter ended August 2, 2014, comparable store inventory turnover increased 22% and inventory aged 90 days or older decreased 32% compared to the quarter ended August 3, 2013.

We have improved our access to the highest quality nationally-branded products through our network of over 4,500 vendors. We have renewed our emphasis on buyers spending time interacting face-to-face with new and existing vendors and on continuously evaluating fashion trends and emerging businesses. Over the last two years, we have invested in our supply chain infrastructure to support our off-price buying model. We expect to continue to invest in our supply chain infrastructure to facilitate our ongoing growth. In addition to our East Coast buying presence, we opened a West Coast buying office in 2013 to better enable access to vendors in that region. We are focusing on brands relevant to our customers, which we believe will drive traffic to our stores. In order to improve our buying decisions, we formalized a new framework that we believe will help our merchants continue to deliver great brands and great values to our customers.

Invested in Technology and Systems to Drive Growth and Improve Efficiency

Since 2009, we have also invested approximately $50 million in new, best-in-class information technology and merchandising systems solutions across our business functions to enhance the consistency of our execution and to improve the scalability of these functions across a growing store base. We believe our new merchandise planning and customized, in-house allocation systems, combined with our recent focus on developing the capability to localize inventory allocation, will help us to improve sales and margins by ensuring that we plan and allocate the right product to the right store at the right time. Our business intelligence system provides improved data visibility and allows us to identify trends to which our merchandising team can opportunistically respond. Our markdown optimization system is designed to maximize sales and total margin dollars by recommending markdowns at the style and color level to achieve defined sell-through targets and exit dates.

Built Data-Driven Testing Culture to Ensure Successful Rollout of New Initiatives

In addition to our investments in specific systems, our management team has built a strong data-driven testing culture. We regularly launch tests of new initiatives and rigorously measure effectiveness prior to chainwide rollout. For example, in 2012 and 2013, we tested a new in-store merchandising fixture for kids’, men’s and women’s shoes. After observing significant sales lift, we are rolling this fixture out in all existing stores and our new stores. Our improved testing capability has begun to enable us to drive growth in an increasingly predictable manner while minimizing distraction to our store team.

Sharpened Focus on Our Core Female Customer

We have focused on better serving our core female customer: a brand-conscious fashion enthusiast, aged 25-49, with an average annual household income of $25,000-$75,000, by improving and expanding our offerings for her and by building on our strength in categories for her family, such as youth and baby, special occasions and menswear. We launched a new marketing campaign that specifically targeted our core customer and continue to refine our efforts to increase the frequency of her visits and average spend. As an early indicator of the success of this initiative, the Fiscal 2013 comparable store sales growth for women’s ready-to-wear apparel (excluding coats), our single largest product category, was over 6%.

Introduced Program to Improve Customer Experience and Store Operations

We aim to deliver an easy and consistent customer experience. We have significantly enhanced the store experience and ease of shopping at all of our stores by simplifying our merchandise presentation, implementing a comprehensive program focused on offering more brands and styles and improving store navigation. We have accomplished this by utilizing clear way-finding signs and distinct product signage, highlighting key brands and new arrivals, improving organization of the floor space, reducing rack density, facilitating quicker checkouts and delivering better customer service. We have made particular improvements in product size visibility, queuing and fitting rooms.

To ensure consistent execution of our customer experience priorities, we have improved our store associate training, reorganized and strengthened our field management organization, implemented a store labor scheduling system and revamped our employee satisfaction program. In addition, since 2009 we have hired more than 300 new store managers from outside our organization, many from best-in-class retailers including our competition. These initiatives have better aligned store management and labor staffing to operational priorities, improved the customer experience and resulted in approximately a 420 basis point reduction in store payroll as a percentage of sales from 2008 through 2013.

Our improved customer experience, in conjunction with more consistent in-store execution, enabled us to achieve 73% overall customer satisfaction in 2013, a 21-point improvement since we began tracking this metric in 2008. We have also implemented operational audits to measure performance against clearly defined operational standards. To date, stores that have achieved higher audit scores have generated higher comparable store sales.

Refreshed Our Existing Store Base

As of August 2, 2014, 68% of our stores were either new, refreshed, remodeled or relocated since 2006. In our refreshed and remodeled stores, we have incorporated: new flooring, painting, lighting and graphics, relocated our fitting rooms to maximize productive selling space and made various other improvements as necessary on a store-by-store basis. We continue to invest in store refreshes and remodels on a store-by-store basis where appropriate, taking into consideration the age, sales and profitability of a store and the potential customer satisfaction improvement.

Enhanced Real Estate Analysis and New Store Selection Process

We have reengineered our new store development process to utilize more sophisticated criteria for real estate site selection and to reduce our total new store investment. Our real estate process consists of a review of demographics, population density, cannibalization impact, traffic patterns, competitive dynamics, co-tenancy considerations and ease of access, in order to meet acceptable return criteria. We have partnered with landlords to increase the landlord funded tenant improvements in new stores and have improved our opening inventory to increase cash-on-cash returns. Under our enhanced real estate selection process, we opened 23 new stores in Fiscal 2013, which, on average, have performed in line with our expectations and ahead of our required payback hurdles.

Our Growth Strategies

We believe there are significant opportunities to drive sustainable sales and margin growth. We believe each of the initiatives discussed above will play an important role in our ability to execute on our growth strategies, given the recency of their implementation as shown in the below timeline.

Summary of Strategic Initiative	Timing of Implementation
Assembled a talented, experienced management team	• The current management team has been built over the past six years • Recent additions include our Chief Marketing Officer (June 2011) and Chief Merchandising Officer (April 2012)

Refined our off-price model through improved buying, inventory management and supply chain investment

•      The buying model has been refined over the past five to six years resulting in continual improvements in execution

•      Median tenure of our general and division merchandising managers with us is approximately 3 years

Invested in technology and systems to drive growth and improve efficiency	• Merchandise planning system implementation completed in August 2011 • Merchandise allocation system enhancements completed in July 2012 • Markdown optimization system completed in Fall 2013

Built data-driven testing culture with robust measurements of results to ensure successful rollout of new initiatives	• Began running initial tests in late 2011

Sharpened focus on our core female customer

•      As part of the preparation for the launch of our refocused marketing campaign in Spring 2011, we increased emphasis on gathering customer insights and data

•      Continue to tailor our marketing on an ongoing basis to better cater to our core customer

Introduced program to improve customer experience and store operations	• We increased our focus on customer service beginning in 2010; however, many specific initiatives have been implemented only in the last three years

Summary of Strategic Initiative	Timing of Implementation

•      As an example, we improved store navigational signage and simplified merchandising presentation in early 2012 and rolled out to the full store base later that year

•      Store operational audits began as a pilot program in Fall 2011 and rolled out to the full store base in Spring 2012

Enhanced real estate analysis and new store selection process	• Current version of our real estate site selection process has been utilized for new stores since Fall 2011

We believe these recent initiatives will enable us to execute on the following growth strategies:

Drive Comparable Store Sales Growth

We intend to continue to increase comparable store sales through the following initiatives:

•	Continuing to Enhance Execution of the Off-Price Model. We plan to drive comparable store sales by focusing on product freshness to ensure that we consistently deliver newness to the selling floors. We plan to continue to reduce comparable store inventories which we believe will result in faster inventory turnover. We maintain our ability to leverage our pack-and-hold program which is designed to take advantage of terrific buys of either highly desirable branded product or key seasonal merchandise for the next year. While the amount of goods we purchase on pack-and-hold is purely based on the right opportunities in the marketplace, this continues to be a great avenue to source product. We also intend to use our business intelligence systems to identify sell-through rates by product, capitalize on strong performing categories, identify and buy into new fashion trends and opportunistically acquire products in the marketplace.

•	Sharpening Focus on Our Core Female Customer. We have focused on better serving our core female customer, a brand-conscious fashion enthusiast, aged 25-49, with an average annual household income of $25,000-$75,000, by improving our product offering, store merchandising and marketing focus on women’s ready-to-wear apparel and accessories to capture incremental sales from our core female customer and become a destination for her across all categories. We believe that these efforts will increase the frequency of her visits and her average spend, further improving the comparable store sales performance in women’s categories.

•	Continuing to Improve Our Customer Experience. We have significantly enhanced the store experience and ease of shopping at all of our stores by implementing a comprehensive program focused on offering more brands and styles and simplifying store navigation. We have accomplished this by utilizing clear way-finding signs and distinct product signage, highlighting key brands and new arrivals, improving organization of the floor space, reducing rack density, facilitating quicker checkouts and delivering better customer service. We have made particular improvements in product size visibility, queuing and fitting rooms. To ensure consistent execution of our customer experience priorities, we have improved our store associate training and reorganized and strengthened our field management organization. Our improved customer experience, in conjunction with more consistent in-store execution, has contributed to a significant increase in overall customer satisfaction scores over the last three years. We have also implemented operational audits to measure performance against clearly articulated operational standards. To date, stores that have achieved superior audit scores have generated materially higher comparable store sales.

•	Increasing Our e-Commerce Sales. We have been selling to our customers online for more than a decade. We plan to leverage this heritage, along with our renewed focus on e-commerce, to expand our online assortment and utilize e-commerce strategies to drive incremental traffic to our stores.

•	Enhancing Existing Categories and Introduce New Ones. We have opportunities to expand the depth and breadth of certain existing categories such as ladies’ apparel, children’s products and home décor, while continuing to remain the destination for coats, and maintaining the flexibility to introduce new categories such as pet related merchandise.

Expanding and Enhancing Our Retail Store Base

We intend to expand and enhance our retail store base through the following initiatives:

•	Adhering to an Opportunistic Yet Disciplined Real Estate Strategy. We have grown our store base consistently since our founding in 1972, developing more than 99% of our stores organically, rather than through acquisition. We believe there is significant opportunity to expand our retail store base in the United States. In line with recent growth, our goal is to open approximately 25 net new stores annually and continue to do so for the foreseeable future.

•	Maintaining Focus on Unit Economics and Returns. We have adopted a prudent approach to new store openings with a specific focus on achieving attractive unit economics and returns. This focus is demonstrated by the fact that the vast majority of our existing stores had positive Adjusted EBITDA for Fiscal 2013. By focusing on opening stores with attractive unit economics we are able to minimize costs associated with store relocations and closures, achieve attractive returns on capital and continue to grow Company margins. We continue to explore the potential for modified store formats to provide incremental growth.

•	Enhancing the Store Experience through Store Refreshes and Remodels. Since 2006, 68% of our stores are either new, refreshed, remodeled or relocated. In our refreshed and remodeled stores, we have incorporated new flooring, painting, lighting and graphics, relocated our fitting rooms to maximize productive selling space and made various other improvements as appropriate by location. We continue to invest in store refreshes and remodels on a store-by-store basis where appropriate, taking into consideration the age, sales and profitability of a store, as well as the potential impact to the customer shopping experience.

Enhance Operating Margins

We intend to increase our operating margins through the initiatives described below.

•	Optimize Markdowns. We believe that our markdown system allows us to maximize sales and gross margin dollars based on forward looking sales forecasts, sell-through targets, and exit dates. This allows us to optimize markdowns at the style and color level by store cluster.

•	Enhance Purchasing Power. We believe that our growth and new West Coast buying office provide us with the opportunity to capture incremental buying opportunities and realize economies of scale in our merchandising and non-merchandising purchasing activities.

•	Drive Operating Leverage. We believe that we will be able to leverage our growing sales over the fixed costs of our business. In addition, we are focused on continuing to improve the efficiency of our corporate and in-store operations. Furthermore, we expect operating costs to grow less rapidly in the future.

Our successful execution of these growth strategies may be affected by challenges or risks outside of our control, including but not limited to an incremental slowdown in the U.S. economy, increased competition from other retailers, and unforeseen legal or regulatory changes.

Our Corporate Information

We were organized in 2013 under the name Burlington Holdings, Inc. and currently exist as a Delaware corporation. On September 10, 2013 we changed our name to Burlington Stores, Inc. Our indirect subsidiary, BCFWC, was initially organized in 1972 as a New Jersey corporation, was reincorporated in 1983 in Delaware when the company originally became a public company and currently exists as a Delaware corporation. BCFWC became a direct, wholly-owned subsidiary of Holdings in connection with the acquisition of BCFWC on April 13, 2006 by affiliates of Bain Capital Partners, LLC (along with its associated investment funds, or any successor to its investment management business, “Bain Capital”) in a take private transaction (the “Merger Transaction”) and became an indirect, wholly-owned subsidiary of ours on February 14, 2013, in connection with our corporate reorganization. We completed our initial public offering on October 7, 2013. Our principal executive offices are located at 1830 Route 130 North, Burlington, New Jersey 08016. Our telephone number is (609) 387-7800. The address of our main website is www.burlingtonstores.com. The information contained on our website does not constitute a part of this prospectus.

The Offering

Common stock offered by the selling stockholders	8,000,000 shares of common stock.

Common stock outstanding prior to and after completion of this offering	74,535,201 shares.

Use of proceeds	The selling stockholders will receive all of the net proceeds from any sales of their shares. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders. We will bear a portion of the expenses of the offering of common stock, except that the selling stockholders will pay any applicable underwriting fees, discounts or commissions and certain transfer taxes. See “Use of Proceeds” in this prospectus supplement and “Selling Stockholders” in the prospectus

Principal Stockholders	Upon completion of this offering, affiliates of Bain Capital will continue to beneficially own a significant interest in us but will no longer control a majority of the voting power of our outstanding common stock. We will no longer be a “controlled company” within the meaning of the corporate governance rules of the NYSE upon completion of this offering. However, we may continue to rely on exemptions from certain corporate governance requirements during a one year transition period.

Dividends	We currently do, and expect to continue to, retain all available funds and any future earnings to fund the development and growth of our business and to repay indebtedness; therefore, we do not anticipate paying any cash dividends in the foreseeable future. For additional information, see “Dividend Policy.”

NYSE symbol	“BURL.”

Risk Factors	For a discussion of risks relating to the Company, our business and an investment in our common stock, see “Risk Factors” and all other information set forth in or incorporated by reference into this prospectus supplement before investing in our common stock.

The number of shares of common stock to be outstanding immediately after the closing of this offering is based on 74,535,201 shares outstanding as of September 30, 2014.

Unless otherwise indicated, all information in this prospectus supplement relating to the number of shares of common stock to be outstanding immediately after this offering excludes 4,189,389 shares of common stock issuable as of September 30, 2014 upon the exercise of outstanding stock options at a weighted average exercise price of $4.24 per share.

Summary Historical Consolidated Financial and Other Data

The following table presents our summary historical consolidated financial data and certain other financial data. The historical consolidated balance sheet data as of February 2, 2013 and February 1, 2014 and the consolidated statement of operations data and consolidated statement of cash flows data for the fiscal years ended January 28, 2012 (“Fiscal 2011”), February 2, 2013 (“Fiscal 2012”) and February 1, 2014 (“Fiscal 2013”) have been derived from our historical audited consolidated financial statements, which are incorporated by reference into this prospectus supplement from our Annual Report on Form 10-K for the year ended February 1, 2014 (our “2013 Form 10-K”). The consolidated balance sheet data as of Fiscal 2011 are derived from our accounting records. The consolidated statement of operations data, consolidated balance sheet data and consolidated statement of cash flows data as of and for the six months ended August 3, 2013 and August 2, 2014 have been derived from our historical unaudited condensed consolidated financial statements, which are incorporated by reference into this prospectus supplement from our Quarterly Report on Form 10-Q for the quarter ended August 2, 2014 (our “Q2 2014 Form 10-Q”). The unaudited pro forma earnings per share data for the years ended February 2, 2013 and February 1, 2014 have been derived from our historical financial statements which are incorporated by reference into this prospectus supplement from our 2013 Form 10-K, after giving effect to the transactions specified in Note 2 below. Operating results for the six months ended August 2, 2014 are not necessarily indicative of the results that may be expected for the entire fiscal year ending January 31, 2015 (“Fiscal 2014”).

The historical consolidated financial data and other financial data presented below should be read in conjunction with our audited consolidated financial statements and the related notes thereto, our unaudited condensed consolidated financial statements and the related notes thereto and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated by reference into this prospectus supplement from our 2013 Form 10-K and Q2 2014 Form 10-Q. Our historical consolidated financial data may not be indicative of our future performance.

	Fiscal Year Ended(1)			Six Months Ended(1)
	January 28, 2012	February 2, 2013	February 1, 2014	August 3, 2013	August 2, 2014
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Revenues:
Net Sales	$3,854,134	$4,131,379	$4,427,503	$2,028,724	$2,171,850
Other Revenue	33,397	34,125	34,484	15,745	15,134

Total Revenue	3,887,531	4,165,504	4,461,987	2,044,469	2,186,984

Costs and Expenses:
Cost of Sales	2,363,464	2,530,124	2,695,957	1,267,973	1,343,488
Selling, General and Administrative Expenses	1,215,774	1,312,682	1,391,788	654,461	697,047
Costs Related to Debt Amendments, Termination of Advisory Agreement, Secondary Offering and Other	(473)	4,175	23,026	11,457	1,341
Stock Option Modification Expense	—	—	10,418	7,263	1,791
Restructuring and Separation Costs	7,438	2,999	2,171	2,179	—
Depreciation and Amortization	153,070	166,786	168,195	85,239	81,757
Impairment Charges—Long-Lived Assets	1,735	11,539	3,180	139	848
Loss on Extinguishment of Debt	37,764	2,222	16,094	617	3,681
Other Income, Net	(9,942)	(8,115)	(8,939)	(4,605)	(3,864)
Interest Expense (inclusive of (Gain) Loss on Interest Rate Cap Contracts)	129,121	113,927	127,739	67,630	52,098

Total Costs and Expenses	3,897,951	4,136,339	4,429,629	2,092,353	2,178,187

	Fiscal Year Ended(1)			Six Months Ended(1)
	January 28, 2012	February 2, 2013	February 1, 2014	August 3, 2013	August 2, 2014
	(in thousands, except per share data)
Income (Loss) Before Income Tax Expense (Benefit)	(10,420)	29,165	32,358	(47,884)	8,797
Income Tax Expense (Benefit)	(4,148)	3,864	16,208	(17,307)	3,493

Net Income (Loss)	$(6,272)	$25,301	$16,150	$(30,577)	$5,304

Total Comprehensive Income (Loss)	$(6,272)	$25,301	$16,150	$(30,577)	$5,304

Class L Preference Amount	$(123,270)	$(146,923)	$(111,282)	$(82,905)	$—

Net Income (Loss) Attributable to Common Stockholders	$(129,542)	$(121,622)	$(95,132)	$(113,482)	$5,304

Allocation of Net Income (Loss) to Common Stockholders—Basic:
Class L Stockholders	$123,270	$146,923	$111,282	$82,905	$—

Common Stockholders	$(129,542)	$(121,622)	$(95,132)	$(113,482)	$5,304

Net Income (Loss) Per Share—Basic:
Class L Stockholders	$24.58	$28.76	$31.93	$15.93	$—

Common Stockholders	$(0.26)	$(0.24)	$(0.26)	$(0.22)	$0.07

Allocation of Net Income (Loss) to Common Stockholders—Diluted:
Class L Stockholders	$123,270	$146,923	$111,282	$82,905	$—

Common Stockholders	$(140,824)	$(134,086)	$(144,392)	$(159,467)	$5,304

Net Income (Loss) Per Share—Diluted:
Class L Stockholders	$24.58	$28.76	$31.93	$15.93	$—

Common Stockholders	$(0.28)	$(0.27)	$(0.39)	$(0.31)	$0.07

Weighted Average Number of Shares—Basic:
Class L Stockholders	5,016	5,109	3,485	5,206	—

Common Stockholders	496,606	505,802	369,567	515,350	73,806

Weighted Average Number of Shares—Diluted:
Class L Stockholders	5,016	5,109	3,485	5,206	—

Common Stockholders	496,606	505,802	370,040	515,350	75,585

	Fiscal Year Ended(1)
	February 2, 2013	February 1, 2014
	(in thousands, except per share data)
Pro Forma Earnings Per Share Data(2):
Net Income	$25,301	$16,150
Pro Forma Net Income Per Share—Basic Common Stock	$0.35	$0.22
Pro Forma Net Income Per Share—Diluted Common Stock	$0.35	$0.22
Pro Forma Weighted Average Shares Outstanding:
Basic	71,532	73,080
Diluted	72,082	74,259

	Fiscal Year Ended(1)			Six Months Ended(1)
	January 28, 2012	February 2, 2013	February 1, 2014	August 3, 2013	August 2, 2014
	(in thousands, except store data and percentages)
Consolidated Statement of Cash Flow Data:
Net Cash Provided by Operations	$249,983	$452,509	$289,351	$57,862	$51,579
Net Cash Used in Investing Activities	(158,773)	(165,816)	(164,794)	(67,606)	(94,433)
Net Cash Used in Financing Activities	(85,760)	(279,021)	(34,909)	(185)	(60,839)
Consolidated Balance Sheet Data (end of the period):
Cash and Cash Equivalents	$35,664	$43,336	$132,984	$33,407	$29,291
Inventory	682,260	680,190	720,052	748,308	711,510
Working Capital(3)	337,901	104,799	80,604	88,752	70,217
Total Debt (Including Current Portion)	1,613,123	1,336,316	1,428,185	1,694,338	1,373,069
Class L Common Stock(4)	884,945	1,029,189	—	1,076,244	—
Total Stockholders’ Deficit(5)	(995,890)	(1,109,458)	(150,468)	(1,515,157)	(140,146)
Other Financial Data:
Number of Stores (at end of period)(6)	477	500	521	503	523
Comparable Store Sales Growth(7)	0.7%	1.2%	4.7%	5.5%	3.6%
Average Net Sales Per Store	$8,080	$8,263	$8,498	$4,033	$4,153
Comparable Store Inventory Turnover(8)	3.1	3.6	4.0	3.6	4.4
Gross Margin Rate	38.7%	38.8%	39.1%	37.5%	38.1%
Adjusted EBITDA(9)	$315,000	$331,964	$383,697	$126,471	$150,415
Adjusted Net Income (Loss)(9)	37,350	59,589	70,239	(7,441)	17,735

(1)	Fiscal years ended January 28, 2012 and February 1, 2014 consisted of 52 weeks. Fiscal year ended February 2, 2013 consisted of 53 weeks. The six months ended August 3, 2013 and August 2, 2014 consisted of 26 weeks.
(2)	The numerator in calculating the pro forma basic and diluted net income per share is consolidated net income. The denominator in calculating the pro forma basic net income per share is the weighted-average common shares outstanding during the period effected for the Reclassification (as defined below) plus the 15,333,333 shares of common stock issued by the Company in our initial public offering as if the offering occurred on January 29, 2012. The issuance of 15,333,333 shares have been included in the denominator as the dividend declared in February 2013, which exceeded the Company’s prior twelve month earnings, was in contemplation of the offering. The denominator in calculating the pro forma diluted earnings per share gives effect to potential dilutive common shares, calculated in accordance with the treasury stock method.
(3)	We define working capital as current assets (excluding restricted cash) minus current liabilities.
(4)	Prior to our initial public offering, each outstanding share of the Company’s Class A common stock was automatically cancelled and then each outstanding share of the Company’s Class L common stock was automatically converted into one share of the Company’s Class A common stock. The Company then effected an 11-for-1 split of the Company’s Class A common stock and then reclassified the Company’s Class A common stock into common stock. Collectively, these transactions are referred to as the “Reclassification.”
(5)	In February 2013, we declared a special cash dividend of approximately $336.0 million ($5.89/unit) to our stockholders from the proceeds of the offering of our 9.00%/9.75% Senior Notes due 2018 (the “Holdco Notes”) by Burlington Holdings, LLC and Burlington Holdings Finance, Inc., payable to Class A and Class L stockholders on a pro rata basis. In February 2011, in connection with the offering of 10% Senior Notes due 2019 (the “Senior Notes”) by BCFWC and the refinancing of our senior secured term loan facility (the “Senior Secured Term Loan Facility”), we declared a special cash dividend of approximately $300.0 million ($5.40 per unit), in the aggregate, payable to Class A and Class L stockholders on a pro rata basis.

(6)	The number of stores is inclusive of an internet store for Fiscal 2012, Fiscal 2013 and for the six months ended August 3, 2013 and August 2, 2014.
(7)	We define comparable store sales as sales of those stores, including online sales, commencing on the first day of the fiscal month one year after the end of their grand opening activities, which normally conclude within the first two months of operations.
(8)	Comparable Store Inventory Turnover is calculated by dividing comparable store retail sales by the average comparable store retail value of inventory for the period being measured. The calculation is based on a rolling 13 month average of inventory and the last 12 months’ comparable store sales.
(9)	The following tables calculate our Adjusted EBITDA and Adjusted Net Income (Loss). Adjusted EBITDA and Adjusted Net Income (Loss) are non-GAAP financial measures. Adjusted EBITDA is defined as net income (loss), exclusive of (a) interest expense, net, (b) loss on extinguishment of debt, (c) income tax expense (benefit), (d) depreciation and amortization, (e) impairment charges, (f) advisory fees, (g) stock option modification expense and (h) costs related to debt amendments, termination of our advisory agreement with Bain Capital (the “Advisory Agreement”), secondary offering and other. Adjusted Net Income (Loss) is defined as net income (loss), exclusive of the following items: (i) net favorable lease amortization, (ii) costs related to debt amendments, termination of Advisory Agreement, secondary offering and other, (iii) stock option modification expense, (iv) loss on extinguishment of debt, (v) impairment charges and (vi) advisory fees, all of which are tax effected to arrive at Adjusted Net Income (Loss).

We present Adjusted EBITDA and Adjusted Net Income (Loss) because we believe they are useful supplemental measures in evaluating the performance of our business and provide greater transparency into our results of operations. Adjusted EBITDA and Adjusted Net Income (Loss) provide management, including our chief operating decision maker, with helpful information with respect to our operations.

The following table provides a reconciliation from Net Income (Loss) to Adjusted EBITDA:

	Fiscal Year Ended(1)			Six Months Ended(1)
	January 28, 2012	February 2, 2013	February 1, 2014	August 3, 2013	August 2, 2014
	(in thousands)
Net Income (Loss)	$(6,272)	$25,301	$16,150	$(30,577)	$5,304
Interest Expense, Net	129,039	113,786	127,517	67,465	52,074
Loss on Extinguishment of Debt(a)	37,764	2,222	16,094	617	3,681
Income Tax Expense (Benefit)	(4,148)	3,864	16,208	(17,307)	3,493
Depreciation and Amortization	153,070	166,786	168,195	85,239	81,757
Impairment Charges(b)	1,735	11,539	3,180	139	848
Advisory Fees(c)	4,285	4,291	2,909	2,175	126
Stock Option Modification Expense(d)	—	—	10,418	7,263	1,791
Costs Related to Debt Amendments, Termination of Advisory Agreement, Secondary Offering and Other(e)	(473)	4,175	23,026	11,457	1,341

Adjusted EBITDA	$315,000	$331,964	$383,697	$126,471	$150,415

The following table provides a reconciliation from Net Income (Loss) to Adjusted Net Income (Loss):

	Fiscal Year Ended(1)			Six Months Ended(1)
	January 28, 2012	February 2, 2013	February 1, 2014	August 3, 2013	August 2, 2014
	(in thousands)
Net Income (Loss)	$(6,272)	$25,301	$16,150	$(30,577)	$5,304
Net Favorable Lease Amortization(f)	29,245	31,292	29,326	15,665	13,106
Costs Related to Debt Amendments, Termination of Advisory Agreement, Secondary Offering and Other(e)	(473)	4,175	23,026	11,457	1,341
Stock Option Modification Expense(d)	—	—	10,418	7,263	1,791
Loss on Extinguishment of Debt(a)	37,764	2,222	16,094	617	3,681
Impairment Charges(b)	1,735	11,539	3,180	139	848
Advisory Fees(c)	4,285	4,291	2,909	2,175	126
Tax Effect(g)	(28,934)	(19,231)	(30,864)	(14,180)	(8,462)

Adjusted Net Income (Loss)	$37,350	$59,589	$70,239	$(7,441)	$17,735

(a)	Represents losses incurred in accordance with ASC Topic No. 470-50, “Debt Modifications and Extinguishments,” related to Amendments No. 1 and No. 3 to our term loan credit agreement dated February 24, 2011 (as amended, the “Term Loan Credit Agreement”) in May 2012 and May 2013, respectively, losses incurred in accordance with ASC Topic No. 405-20, “Extinguishments of Liabilities” (Topic No. 405), related to the partial redemptions of our Holdco Notes in November 2013 and April 2014 and losses incurred in accordance with Topic No. 405 related to the April 2014 excess cash flow payment of our Senior Secured Term Loan Facility. Refer to Note 9 to our 2013 Form 10-K, “Long-Term Debt,” and Note 3 to our Q2 2014 Form 10-Q, “Long Term Debt,” which are incorporated by reference into this prospectus supplement, for further details.
(b)	Represents impairment charges on long lived assets.
(c)	For the six months ended August 2, 2014, amounts represent reimbursement for out-of-pocket fees and expenses that are payable to Bain Capital. For the six months ended August 3, 2013, Fiscal 2011, Fiscal 2012 and Fiscal 2013, amounts primarily represent the advisory fee of Bain Capital expensed during the fiscal periods in connection with our advisory agreement with Bain Capital which was terminated on October 2, 2013 in connection with our initial public offering. All amounts are recorded in the line item “Selling and Administrative Expenses” in our February 1, 2014 Consolidated Statement of Operations and Comprehensive Income (Loss) and in our August 2, 2014 Condensed Consolidated Statement of Operations and Comprehensive Income (Loss), which are incorporated by reference into this prospectus supplement.
(d)	Represents expenses incurred as a result of our May 2013 stock option modification. Refer to Note 12 to our 2013 Form 10-K and Note 10 to our Q2 2014 Form 10-Q, both entitled “Stock Option and Award Plans and Stock-Based Compensation,” which are incorporated by reference into this prospectus supplement, for further detail.
(e)	Primarily related to advisory and professional fees associated with our February 2011 debt refinancing, Amendments No. 1, No. 2 and No. 3 in May 2012, February 2013 and May 2013, respectively, to our Term Loan Credit Agreement, as well as fees associated with the termination of our Advisory Agreement with Bain Capital. For the six month periods ended August 2, 2014 and August 3, 2013, costs are primarily related to the secondary offering in Fiscal 2014 and advisory and professional fees associated with Amendments No. 2 and No. 3 to our Term Loan Credit Agreement in February and May 2013, respectively.
(f)

Net favorable lease amortization represents the non-cash amortization expense associated with favorable and unfavorable leases that were recorded as a result of purchase accounting related to the Merger Transaction, and are recorded in the line item “Depreciation and Amortization” in our February 1, 2014

Consolidated Statement of Operations and Comprehensive Income (Loss) and in our August 2, 2014 Condensed Consolidated Statement of Operations and Comprehensive Income (Loss), which are incorporated by reference into this prospectus supplement.
(g)	Tax effect is calculated based on effective tax rates (before discrete items) for the respective periods, adjusted for the tax effect for the impact of items (a) through (f).

RISK FACTORS

Investing in our common stock involves a number of risks. Before you purchase our common stock, you should carefully consider the risks described below and the other information contained in or incorporated by reference into this prospectus supplement, including our consolidated financial statements and accompanying notes. You should carefully consider the risks and uncertainties described in the section entitled “Risk Factors” in our 2013 Form 10-K and Q2 2014 Form 10-Q, as supplemented and modified by the below. If any of those or the following risks actually occurs, our business, financial condition, results of operation or cash flows could be materially adversely affected. In any such case, the trading price of our common stock could decline, and you could lose all or part of your investment.

Risks Related to this Offering and Ownership of Our Common Stock

Our stock price may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the price you paid for them.

Volatility in the market price of our common stock may prevent you from being able to sell your shares at or above the price you paid for them. Since our initial public offering in October 2013, the price of our common stock, as reported by NYSE, has ranged from a low of $21.54 on December 10, 2013 to a high of $40.80 on September 19, 2014. The market price of our common stock may fluctuate significantly in response to a number of factors, many of which we cannot control, including those described under “Risk Factors—Risks Related to Our Business and Our Substantial Indebtedness” in our 2013 Form 10-K and Q2 2014 Form 10-Q, which are incorporated by reference into this prospectus supplement, and the following:

•	changes in financial estimates by any securities analysts who follow our common stock, our failure to meet these estimates or failure of those analysts to initiate or maintain coverage of our common stock;

•	downgrades by any securities analysts who follow our common stock;

•	future sales of our common stock by our officers, directors and significant stockholders;

•	market conditions or trends in our industry or the economy as a whole and, in particular, in the retail sales environment;

•	investors’ perceptions of our prospects;

•	announcements by us or our competitors of significant contracts, acquisitions, joint ventures or capital commitments; and

•	changes in key personnel.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies, including companies in the retail industry. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were involved in securities litigation, we could incur substantial costs, and our resources and the attention of management could be diverted from our business.

Upon completion of this offering, we will no longer be a “controlled company” within the meaning of the NYSE rules and the rules of the SEC. However, we may continue to rely on exemptions from certain corporate governance requirements during a one year transition period.

After the completion of this offering, Bain Capital will no longer control a majority of the voting power of our outstanding common stock and that we will no longer be a “controlled company” within the meaning of the corporate governance rules of the NYSE. Consequently, under the NYSE corporate governance rules, we will be required to (i) appoint a majority of independent directors to our Board of Directors within one year of the date we no longer qualify as a “controlled company,” (ii) appoint a majority of independent directors to each of the compensation and nominating and corporate governance committees within 90 days of the date we no longer qualify as a “controlled company” and have such committees be composed entirely of independent directors within one year of such date and (iii) have an annual performance evaluation of the nominating and corporate governance and compensation committees. During these transition periods, we may continue to utilize the available exemptions from certain corporate governance requirements as permitted by the NYSE rules. Accordingly, during the transition periods, you will not have the same protections afforded to stockholders of companies that are subject to all of the NYSE corporate governance standards.

Our principal stockholder will have the ability to control significant corporate activities after the completion of this offering and our principal stockholder’s interests may not coincide with yours.

After the consummation of this offering, Bain Capital will beneficially own approximately 44.1% of our common stock. Although Bain Capital’s ownership of our shares will fall below a majority after this offering, it may continue to be able to strongly influence or effectively control our decisions. Because Bain Capital’s interests may differ from your interests, actions Bain Capital takes as a principal stockholder may not be favorable to you. For example, the concentration of ownership held by Bain Capital could delay, defer or prevent a change of control of us or impede a merger, takeover or other business combination which another stockholder may otherwise view favorably. Under our amended and restated certificate of incorporation, Bain Capital and its affiliates do not have any obligation to present to us, and Bain Capital may separately pursue, corporate opportunities of which they become aware, even if those opportunities are ones that we would have pursued if granted the opportunity. See “Description of Capital Stock—Corporate Opportunity” included elsewhere in the prospectus.

Future sales of our common stock, or the perception in the public markets that these sales may occur, may depress our stock price.

Sales of substantial amounts of our common stock in the public market after this offering, or the perception that these sales could occur, could adversely affect the price of our common stock and could impair our ability to raise capital through the sale of additional shares. As of September 30, 2014, we had 74,535,201 shares of common stock outstanding. The shares of common stock offered in this offering by the selling stockholders, in addition to the 15,333,333 shares that were sold in our initial public offering and the 13,800,000 shares sold in our previous secondary offering, will be freely tradable without restriction under the Securities Act of 1933, as amended (the “Securities Act”), except for any shares of our common stock that may be held or acquired by our directors, executive officers and other affiliates, as that term is defined in the Securities Act, which will be restricted securities under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available.

All of our shares of common stock outstanding as of the date of this prospectus supplement that are subject to lock-up agreements may be sold in the public market by existing stockholders after the expiration of the lock-up agreements, subject to certain restrictions on transfer under our amended and restated stockholders agreement, among us and our stockholders, including Bain Capital, and applicable volume and other limitations imposed under federal securities laws. See “Certain Relationships and Related Party Transactions—Stockholders Agreement” in our Definitive Proxy Statement on Schedule 14A filed with the SEC on June 6, 2014 (our “2014 Proxy Statement”), which is incorporated by reference into this prospectus supplement. After this offering, subject to any lock-up restrictions described above with respect to certain holders, holders of approximately 35.2 million shares of our common stock will have the right to require us to register the sales of their shares under the Securities Act, under the terms of an agreement between us and the holders of these securities. In addition, we registered with the SEC the issuance of shares of common stock pursuant to outstanding options under our 2006 Management Incentive Plan (as amended and restated, the “2006 Incentive Plan”) and shares of common stock that are reserved for issuance under the 2006 Incentive Plan and our 2013 Omnibus Incentive Plan.

In the future, we may also issue our securities in connection with investments or acquisitions. The amount of shares of our common stock issued in connection with an investment or acquisition could constitute a material portion of our then-outstanding shares of our common stock.

As a public company, we are subject to additional financial and other reporting and corporate governance requirements that may be difficult for us to satisfy and may divert management’s attention from our business.

As a public company, we are required to file annual and quarterly reports and other information pursuant to the Exchange Act with the SEC. We are required to ensure that we have the ability to prepare consolidated financial statements that comply with SEC reporting requirements on a timely basis. We are also subject to other reporting and corporate governance requirements, including the applicable stock exchange listing standards and certain provisions of the Sarbanes-Oxley Act and the regulations promulgated thereunder, which impose significant compliance obligations upon us. Specifically, we are required to:

•	prepare and distribute periodic reports and other stockholder communications in compliance with our obligations under the federal securities laws and applicable stock exchange rules;

•	maintain the roles and duties of our Board of Directors and committees of the Board of Directors in compliance with the NYSE continued listing rules and the Sarbanes-Oxley Act;

•	maintain compliance and internal audit functions;

•	evaluate and maintain our system of internal control over financial reporting, and report on management’s assessment thereof, in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act (“Section 404”) and the related rules and regulations of the SEC and the Public Company Accounting Oversight Board;

•	maintain our investor relations function in compliance with the NYSE continued listing rules and the Sarbanes-Oxley Act;

•	maintain internal policies, including those relating to disclosure controls and procedures; and

•	involve and retain outside legal counsel and accountants in connection with the activities listed above.

As a public company, we are required to commit significant resources and management time and attention to the above-listed requirements, which cause us to incur significant costs and which place a strain on our systems and resources. As a result, our management’s attention might be diverted from other business concerns. In addition, we might not be successful in implementing these requirements. Compliance with these requirements will place significant demands on our legal, accounting and finance staff and on our accounting, financial and information systems and will increase our legal and accounting compliance costs as well as our compensation expense as we may be required to hire additional accounting, tax, finance and legal staff with the requisite technical knowledge.

In addition, the Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal control over financial reporting. To maintain and improve the effectiveness of our disclosure controls and procedures, significant resources and management oversight is required. We implemented additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. We incur certain additional annual expenses related to these activities and, among other things, additional directors’ and officers’ liability insurance, director fees, reporting requirements, transfer agent fees, hiring additional accounting, legal and administrative personnel, increased auditing and legal fees and similar expenses.

Failure to comply with requirements to design, implement and maintain effective internal controls could have a material adverse effect on our business and stock price.

As a public company, we have significant requirements for enhanced financial reporting and internal controls. The process of designing and implementing effective internal controls is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. If we are unable to establish or maintain appropriate internal financial reporting controls and procedures, it could cause us to fail to meet our reporting obligations on a timely basis, result in material misstatements in our consolidated financial statements and harm our operating results. In addition, we are required, pursuant to Section 404, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting. This assessment includes disclosure of any material weaknesses identified by our management in our internal control over financial reporting, and, beginning with the fiscal year ending January 31, 2015, must include a statement that our auditors have issued an attestation report on effectiveness of our internal controls. Testing and maintaining internal controls may divert our management’s attention from other matters that are important to our business. We may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 or our independent registered public accounting firm may not issue an unqualified opinion. If either we are unable to conclude that we have effective internal control over financial reporting or our independent registered public accounting firm is unable to provide us with an unqualified report, investors could lose confidence in our reported financial information, which could have a material adverse effect on the trading price of our stock.

Anti-takeover provisions in our charter documents and Delaware law might discourage or delay acquisition attempts for us that you might consider favorable.

Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that may make the acquisition of the Company more difficult without the approval of our Board of Directors. These provisions:

•	authorize the issuance of undesignated preferred stock, the terms of which may be established and the shares of which may be issued without stockholder approval, and which may include super voting, special approval, dividend, or other rights or preferences superior to the rights of the holders of common stock;

•	prohibit stockholder action by written consent, requiring all stockholder actions be taken at a meeting of our stockholders;

•	provide that the Board of Directors is expressly authorized to make, alter or repeal our amended and restated bylaws;

•	establish advance notice requirements for nominations for elections to our Board of Directors or for proposing matters that can be acted upon by stockholders at stockholder meetings;

•	establish a classified Board of Directors, as a result of which our Board of Directors is divided into three classes, with each class serving for staggered three-year terms, which prevents stockholders from electing an entirely new Board of Directors at an annual meeting;

•	limit the ability of stockholders to remove directors if Bain Capital ceases to own more than 50% of our voting common stock;

•	prohibit stockholders from calling special meetings of stockholders if Bain Capital ceases to own more than 50% of our voting common stock; and

•	require the approval of holders of at least 75% of the outstanding shares of our voting common stock to amend the amended and restated bylaws and certain provisions of the amended and restated certificate of incorporation if Bain Capital ceases to own more than 50% of our common stock.

These anti-takeover provisions and other provisions under Delaware law could discourage, delay or prevent a transaction involving a change in control of the Company, transaction involving a change in control of the Company, even if doing so would benefit our stockholders. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and to cause us to take other corporate actions you desire. For a further discussion of these and other such anti-takeover provisions, see “Description of Capital Stock—Anti-takeover Effects of our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws” included elsewhere in the prospectus.

Our amended and restated certificate of incorporation designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation provides that, subject to limited exceptions, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (iii) any action asserting a claim against us arising pursuant to any provision of the Delaware General Corporation Law, our certificate of incorporation or our by-laws, or (iv) any other action asserting a claim against us that is governed by the internal affairs doctrine.

Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and to have consented to the provisions of our certificate of incorporation described above. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and employees. Alternatively, if a court were to find these provisions of our amended and restated certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock depends in part on the research and reports that securities or industry analysts publish about us or our business. If one or more of the analysts who covers us downgrades our common stock or publishes inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our common stock could decrease, which could cause our stock price and trading volume to decline.

Provisions of our amended and restated certificate of incorporation could have the effect of preventing us from having the benefit of certain business opportunities that it may otherwise be entitled to pursue.

Our amended and restated certificate of incorporation provides that Bain Capital and its affiliates are not required to offer corporate opportunities of which they become aware to us and could, therefore, offer such opportunities instead to other companies including affiliates of Bain Capital. In the event that Bain Capital obtains business opportunities from which we might otherwise benefit but chooses not to present such opportunities to us, these provisions of our amended and restated certificate of incorporation could have the effect of preventing us from pursuing transactions or relationships that would otherwise be in the best interests of our stockholders. See “Description of Capital Stock—Corporate Opportunity” included elsewhere in the prospectus.

Because we do not intend to pay cash dividends in the foreseeable future, you may not receive any return on investment unless you are able to sell your common stock for a price greater than your purchase price.

The continued operation and expansion of our business will require substantial funding. Accordingly, we do not anticipate that we will pay any cash dividends on shares of our common stock for the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our Board of Directors and will depend upon results of operations, financial condition, contractual restrictions, including those under our Second Amended and Restated Credit Agreement, dated as of September 2, 2011 (as amended, the “ABL Line of Credit”) and Term Loan Credit Agreement, any potential indebtedness we may incur, restrictions imposed by applicable law and other factors our Board of Directors deems relevant. Accordingly, if you purchase shares in this offering, realization of a gain on your investment will depend on the appreciation of the price of our common stock, which may never occur. Investors seeking cash dividends in the foreseeable future should not purchase our common stock.

We are a holding company and rely on dividends, distributions and other payments, advances and transfers of funds from our subsidiaries to meet our obligations.

We are a holding company that does not conduct any business operations of our own. As a result, we are largely dependent upon cash dividends and distributions and other transfers from our subsidiaries to meet our obligations. The deterioration of income from, or other available assets of, our subsidiaries for any reason could limit or impair their ability to pay dividends or other distributions to us.

Bain Capital is the principal selling stockholder in this offering and will receive substantial benefits from the sale of shares in this offering.

Our principal stockholder, Bain Capital, is offering 7,252,629 shares of our common stock in this offering and accordingly, Bain Capital will receive a substantial portion of the proceeds from the sales of shares in this offering. The interests of Bain Capital may not be consistent with our interests or the interests of our other stockholders.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares of our common stock by any selling stockholder named herein. All of the shares of common stock offered by the selling stockholders pursuant to this prospectus supplement will be sold by the selling stockholders for their own account. We may, however, bear a portion of the expenses of the offering of common stock by the selling stockholders, except that the selling stockholders will pay any applicable underwriting fees, discounts or commissions and certain transfer taxes.

MARKET PRICE OF OUR COMMON STOCK

Our common stock began trading on the NYSE under the symbol “BURL” on October 2, 2013. Prior to that, there was no public market for our common stock. The table sets forth, for the periods indicated below, the high and low sales prices per share of our common stock as reported by Bloomberg since October 2, 2013.

	High	Low
2013
Third Quarter (ending November 2, 2013)	$28.00	$22.61
Fourth Quarter (ending February 1, 2014)	$32.98	$21.54
2014
First Quarter (ending May 3, 2014)	$32.55	$23.88
Second Quarter (ending August 2, 2014)	$33.59	$26.77
Third Quarter (through October 3, 2014)	$40.80	$32.07

On October 3, 2014, the closing price of our common stock as reported by Bloomberg was $39.66 per share. As of September 30, 2014, we had 183 holders of record of our common stock.

DIVIDEND POLICY

We currently do, and intend to continue to, retain all available funds and any future earnings to fund the development and growth of our business, and therefore we do not anticipate paying any cash dividends in the foreseeable future. Additionally, our ability to pay dividends on our common stock will be limited by restrictions on the ability of our subsidiaries and us to pay dividends or make distributions under the terms of current and any future agreements governing our indebtedness. Any future determination to pay dividends will be at the discretion of our Board of Directors, subject to compliance with covenants in our current and future agreements governing our indebtedness, and will depend upon our results of operations, financial condition, capital requirements and other factors that our Board of Directors deems relevant.

In addition, since we are a holding company, substantially all of the assets shown on our consolidated balance sheets are held by our subsidiaries. Accordingly, our earnings, cash flow and ability to pay dividends are largely dependent upon the earnings and cash flows of our subsidiaries and the distribution or other payment of such earnings to us in the form of dividends. The ability of our subsidiaries to pay such dividends is limited by contractual restrictions, including those under our ABL Line of Credit and Term Loan Credit Agreement.

SELLING STOCKHOLDERS

Unless otherwise indicated, the following table shows information about the beneficial ownership of our common stock, as of September 30, 2014 by each stockholder selling shares in this offering.

For further information regarding material transactions between us and certain of our stockholders, see “Certain Relationships and Related Party Transactions” in our 2014 Proxy Statement, which is incorporated by reference into this prospectus supplement.

The percentages listed below for common stock owned before the offering are based on 74,535,201 shares of our common stock outstanding as of September 30, 2014. Percentage ownership of our common stock after the offering assumes the sale of shares of common stock in this offering.

Upon the completion of this offering, Bain Capital will own approximately 44.1% of our common stock. As a result, we will no longer be a “controlled company” within the meaning of the corporate governance rules of the New York Stock Exchange.

Name and Address of Beneficial Owner(1)	Common stock owned before the offering		Common stock to be sold in this offering	Common stock owned after the offering
	Number	Percentage	Number	Number	Percentage
Bain Capital and related funds(2)	40,126,268	53.8%	7,252,629	32,873,639	44.1%
Paul Tang(3)	253,198	*	50,000	203,198	*
Combined Jewish Philanthropies of Greater Boston, Inc.(4)(5)	267,607	*	267,607	—	—
Fidelity Investments Charitable Gift Fund(4)(6)	209,437	*	209,437	—	—
Boston Foundation, Inc.(4)(7)	45,519	*	45,519	—	—
Umsizi Fund(4)(8)	9,379	*	9,379	—	—
Zide Family Foundation(4)(9)	24,036	*	24,036	—	—
The Crimson Lion Foundation(4)(10)	55,152	*	55,152	—	—
Conard-Davis Family Foundation(4)(11)	86,241	*	86,241	—	—

(1)	A “beneficial owner” of a security is determined in accordance with Rule 13d-3 under the Exchange Act and generally means any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise, has or shares:

•	voting power which includes the power to vote, or to direct the voting of, such security; and/or

•	investment power which includes the power to dispose, or to direct the disposition of, such security.

Unless otherwise indicated, each person named in the table above has sole voting and investment power, or shares voting and investment power with his spouse (as applicable), with respect to all shares of stock listed as owned by that person. Shares issuable upon the exercise of options exercisable on September 30, 2014 or within 60 days thereafter are considered outstanding and to be beneficially owned by the person holding such options for the purpose of computing such person’s percentage beneficial ownership, but are not deemed outstanding for the purposes of computing the percentage of beneficial ownership of any other person.

(2)

The shares included in the table consist of: (i) 20,587,942 shares of common stock held by Bain Capital Integral Investors, LLC (“Integral”), of which Bain Capital Investors, LLC (“BCI”) is the administrative member; (ii) 19,044,870 shares of common stock held by Bain Capital Fund IX, LLC (“Fund IX”), of which BCI is the general partner of Bain Capital Partners IX, L.P., who is the general partner of Bain Capital Fund IX, L.P., who is the sole member of Fund IX, (iii) 483,796 shares of common stock held by BCIP TCV, LLC (“BCIP TCV”), of which BCI is the administrative member and (iv) 9,660 shares of common stock held by BCIP Associates-G (“BCIP-G”), of which BCI is the managing partner. As a result of the relationships described above, BCI may be deemed to share beneficial ownership of the shares held by each of Integral, Fund IX, BCIP TCV and BCIP-G (collectively, the “Bain Capital Entities”). BCI disclaims beneficial ownership of such shares except to the extent of its pecuniary interest therein. The governance, investment strategy and decision-making process with respect to investments held by the Bain Capital Entities is directed by BCI’s Global Private Equity Board (“GPEB”), which is comprised of the following individuals: Steven Barnes, Joshua Bekenstein, John Connaughton, Paul Edgerley, Stephen Pagliuca, Michael Plantevin, Dwight Poler, Jonathan Zhu and Stephen Zide. By virtue of the relationships described in this footnote, GPEB may be deemed to exercise voting and dispositive power with respect to the shares held by the Bain Capital Entities. Each of the members of GPEB disclaims beneficial ownership of such shares to the extent attributed to such member solely by virtue of serving on GPEB. Each of the Bain Capital Entities has the address c/o Bain Capital Partners, LLC, John Hancock Tower, 200 Clarendon Street, Boston, Massachusetts 02116. The number of shares owned before this offering gives effect to the charitable contributions by certain partners and other employees of the Bain Capital Entities on October 6, 2014 in respect of shares previously held by one or more of the Bain Capital Entities, as described in footnote 4 below.

(3)	The address for Mr. Tang is c/o Burlington Stores, Inc., 1830 Route 130 North, Burlington, New Jersey 08016.
(4)	Represents shares received by such entity as a charitable contribution from certain partners and other employees of the Bain Capital Entities on October 6, 2014.
(5)	The address of Combined Jewish Philanthropies of Greater Boston, Inc. is 126 High Street, Boston, Massachusetts 02110.
(6)	The address of Fidelity Investments Charitable Gift Fund is 200 Seaport Boulevard, Z3B, Boston, Massachusetts 02210.
(7)	The address of Boston Foundation, Inc. is 75 Arlington Street, Boston, Massachusetts 02116.
(8)	The address of Umsizi Fund is c/o Foundation Source Philanthropic Services, Inc., 501 Silverside Rd., Suite 123, Wilmington, Delaware 19809.
(9)	The address of Zide Family Foundation is 77 Havemeyer Lane, #416, Stamford, Connecticut 06902.
(10)	The address of The Crimson Lion Foundation is c/o Paul McCoy, 31 St. James Ave., Suite 740, Boston, Massachusetts 02116.
(11)	The address of Conard-Davis Family Foundation is 1202 Lexington Avenue, Box 106, New York, New York 10028.

CERTAIN U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS FOR

NON-U.S. HOLDERS

Overview

The following is a general summary of certain U.S. federal income and estate tax consequences to non-U.S. holders, as defined below, of the ownership and disposition of shares of our common stock. This summary deals only with shares of common stock purchased in this offering that are held as capital assets (generally, property held for investment) by a non-U.S. holder.

For purposes of this discussion, except as modified for U.S. federal estate tax purposes (as discussed below), a “non-U.S. holder” means a beneficial owner of shares of our common stock that, for U.S. federal income tax purposes, is not any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	any entity or arrangement treated as a partnership for U.S. federal income tax purposes;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person for U.S. federal income tax purposes.

If any entity or arrangement treated as a partnership for U.S. federal income tax purposes holds shares of our common stock, the tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partner and the partnership. If you are a partner of a partnership considering an investment in shares of our common stock, you should consult your own tax advisors.

This summary is based upon provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), applicable U.S. Treasury regulations, rulings and other administrative pronouncements and judicial decisions, all as of the date hereof. Those authorities are subject to different interpretations and may be changed, perhaps retroactively, so as to result in U.S. federal income and estate tax consequences different from those summarized below. We cannot assure you that a change in law will not alter significantly the tax considerations described in this summary.

This summary does not address all aspects of U.S. federal income and estate taxation, does not address any aspects of the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010 and does not deal with the alternative minimum tax or other federal taxes (such as gift tax) or with foreign, state or local tax considerations that may be relevant to non-U.S. holders in light of their particular circumstances. In addition, this summary does not describe the U.S. federal income tax consequences applicable to you if you are subject to special treatment under U.S. federal income tax laws (including if you are a U.S. expatriate, a financial institution, an insurance company, a tax-exempt organization, a trader, broker or dealer in securities or currencies, a “controlled foreign corporation,” a “passive foreign investment company,” an entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes (or an investor in such a pass-through entity), a person who acquired shares of our common stock as compensation or otherwise in connection with the performance of services, or a person who has acquired shares of our common stock as part of a straddle, hedge, conversion transaction or other integrated investment).

We have not sought and do not expect to seek any rulings from the U.S. Internal Revenue Service (the “IRS”) regarding the matters discussed below. There can be no assurance that the IRS will not take positions concerning the tax consequences of the ownership or disposition of shares of our common stock that differ from those discussed below.

This summary is for general information only and is not intended to constitute a complete description of all U.S. federal income and estate tax consequences for non-U.S. holders relating to the ownership and disposition of shares of our common stock. If you are considering the purchase of shares of our common stock, you should consult your own tax advisors concerning the particular U.S. federal income and estate tax consequences to you of the ownership and disposition of shares of our common stock, as well as the consequences to you arising under other U.S. federal tax laws and the laws of any other applicable taxing jurisdiction in light of your particular circumstances.

This discussion generally assumes that a non-U.S. holder will structure its investment in shares of our common stock so as to avoid the additional withholding tax described below under “—Legislation Affecting Taxation of Common Stock Held by or Through Foreign Entities.”

Dividends

In general, cash distributions on shares of our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent any such distributions exceed both our current and our accumulated earnings and profits, they will first be treated as a return of capital reducing your tax basis in our common stock (determined on a share by share basis), but not below zero, and then will be treated as gain from the sale of stock.

As discussed under “Dividend Policy” above, we do not currently expect to pay dividends. In the event that we do pay dividends, dividends paid to a non-U.S. holder generally will be subject to a U.S. federal withholding tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business within the United States by a non-U.S. holder generally will not be subject to such withholding tax, provided certain certification and disclosure requirements are satisfied (including the provision of a properly completed IRS Form W-8ECI or other applicable form). Instead, unless an applicable income tax treaty provides otherwise, such dividends will generally be subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a U.S. person as defined under the Code. A corporate non-U.S. holder may be subject to an additional “branch profits tax” on its earnings and profits (subject to adjustments) that are effectively connected with its conduct of a U.S. trade or business (unless an applicable income tax treaty provides otherwise).

A non-U.S. holder of shares of our common stock who wishes to claim the benefit of an applicable treaty rate for dividends will be required (a) to complete IRS Form W-8BEN or W-8BEN-E (or other applicable form) and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits, or (b) if shares of our common stock are held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable United States Treasury regulations.

A non-U.S. holder of shares of our common stock eligible for a reduced rate of United States federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Gain on Disposition of Shares of Common Stock

Subject to the discussions below of the backup withholding tax and the FATCA legislation, any gain realized by a non-U.S. holder on the sale or other disposition of shares of our common stock generally will not be subject to United States federal income tax unless:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	we are or have been a U.S. real property holding corporation (a “USRPHC”) for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of the disposition or the period that the non-U.S. holder held shares of our common stock (the “applicable period”).

In the case of a non-U.S. holder described in the first bullet point above, any gain generally will be subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a U.S. person as defined under the Code (unless an applicable income tax treaty provides otherwise), and a non-U.S. holder that is a foreign corporation may also be subject to the branch profits tax at a rate of 30% on its effectively connected earnings and profits (subject to adjustments), unless an applicable income tax treaty provides otherwise. Except as otherwise provided by an applicable income tax treaty, an individual non-U.S. holder described in the second bullet point above will be subject to a 30% tax on any gain derived from the sale, which may be offset by certain U.S. source capital losses, even though the individual is not considered a resident of the United States under the Code.

We believe we are not and do not anticipate becoming a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of other business assets, there can be no assurance that we are not currently or will not become a USRPHC in the future. Even if we are or become a USRPHC, so long as our common stock is regularly traded on an established securities market, a non-U.S. holder will be subject to U.S. federal income tax on any gain not otherwise taxable only if such non-U.S. holder actually or constructively owned more than five percent of our outstanding common stock at some time during the applicable period. You should consult your own tax advisor about the consequences that could result if we are, or become, a USRPHC.

Information Reporting and Backup Withholding

The amount of dividends paid to each non-U.S. holder, and the tax withheld with respect to such dividends will be reported annually to the IRS and to each such holder, regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides or is established under the provisions of an applicable income tax treaty or agreement.

A non-U.S. holder generally will be subject to backup withholding with respect to dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. person (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale or other disposition by a non-U.S. holder of shares of our common stock within the United States or conducted through certain U.S.-related financial intermediaries unless such non-U.S. holder certifies under penalty of perjury that it is not a U.S. person (as defined under the Code), and the payor does not have actual knowledge or reason to know that the non-U.S. holder is a United States person, or such non-U.S. holder otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Legislation Affecting Taxation of Common Stock Held by or Through Foreign Entities

Legislation enacted in 2010, known as the “FATCA” legislation, generally imposes a withholding tax of 30% on dividend income from our common stock and on the gross proceeds of a sale or other disposition of our common stock paid to a “foreign financial institution” (as specifically defined for this purpose), unless such institution enters into an agreement with the U.S. government to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which would include certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). Absent any applicable exception, this legislation also generally imposes a withholding tax of 30% on dividend income from our common stock and the gross proceeds of a sale or other disposition of our common stock paid to a foreign entity that is not a foreign financial institution unless such entity provides the applicable withholding agent either with (i) a certification identifying the substantial U.S. owners of the entity, which generally includes any U.S. person who directly or indirectly owns more than 10% of the entity (or more than zero percent in the case of some entities) or (ii) a certification that the entity does not have any substantial U.S. owners. The foregoing withholding tax applies in certain circumstances regardless of whether such foreign financial institution or foreign entity is a beneficial owner or is acting as an intermediary. Under certain circumstances, a non-U.S. holder of our common stock might be eligible for refunds or credits of such withholding taxes, and a non-U.S. holder might be required to file a U.S. federal income tax return to claim such refunds or credits. Under final Treasury regulations, this legislation does not apply to payments of gross proceeds until after December 31, 2016. Non-U.S. holders should consult their own tax advisors regarding the implications of this legislation on their investment in our common stock.

U.S. Federal Estate Tax

Shares of our common stock that are owned (or deemed to be owned) at the time of death by an individual who is neither a citizen nor a resident of the United States (as specifically defined for estate tax purposes) will be includable in such individual’s taxable estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

THE SUMMARY OF CERTAIN U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS ABOVE IS INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY. POTENTIAL PURCHASERS OF OUR COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. INCOME, ESTATE AND OTHER TAX CONSIDERATIONS OF OWNING AND DISPOSING OF OUR COMMON STOCK.

UNDERWRITING

J.P. Morgan Securities LLC is acting as underwriter of the offering. Subject to the terms and conditions set forth in an underwriting agreement between us, the selling stockholders and the underwriter, the selling stockholders have agreed to sell to the underwriter, and the underwriter has agreed to purchase from the selling stockholders 8,000,000 shares of our common stock.

We and the selling stockholders have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriter may be required to make in respect of those liabilities.

The underwriter is purchasing the shares of common stock from the selling stockholders at $38.10 per share (representing approximately $304.8 million of gross proceeds to the selling stockholders). The underwriter may offer the shares of common stock from time to time for sale in one or more transactions on the New York Stock Exchange, in the over-the-counter market, through negotiated transactions or otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. In connection with the sale of the shares of common stock offered hereby, the underwriter may be deemed to have received compensation in the form of underwriting discounts. The underwriter may effect such transactions by selling shares of common stock to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriter and/or purchasers of shares of common stock for whom they may act as agents or to whom they may sell as principal.

We have agreed that we will not (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing (other than filings on Form S-8 relating to our employee benefit plans), or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC, for a period of 45 days after the date of this prospectus, subject to certain exceptions. Notwithstanding the foregoing, if (1) during the last 17 days of the 45-day restricted period we issue an earnings release or announce material news or a material event relating to our company; or (2) prior to the expiration of the 45-day restricted period we announce that we will release earnings results during the 16-day period beginning on the last day of the 45-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

Each of our executive officers and directors, Bain Capital and certain other selling security holders have entered into lock-up agreements with the underwriter prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 45 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities LLC, (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, or

(3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock. Notwithstanding the foregoing, if (1) during the last 17 days of the 45-day restricted period we issue an earnings release or announce material news or a material event relating to our company; or (2) prior to the expiration of the 45-day restricted period we announce that we will release earnings results during the 16-day period beginning on the last day of the 45-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

We and the selling stockholders have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act.

Our common stock is listed on the New York Stock Exchange under the symbol “BURL.”

In connection with this offering, the underwriter may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriter of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. The underwriter may close out any covered short position by purchasing shares in the open market.

The underwriter has advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriter commences these activities, they may discontinue them at any time. The underwriter may carry out these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

Other than in the United States, no action has been taken by us or the underwriter that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), from and including the date on which the European Union Prospectus Directive (the “EU Prospectus Directive”) was implemented in that Relevant Member State (the “Relevant Implementation Date”) an offer of securities described in this prospectus supplement may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that, with effect from and including the Relevant

Implementation Date, an offer of securities described in this prospectus may be made to the public in that Relevant Member State at any time:

•	to any legal entity which is a qualified investor as defined under the EU Prospectus Directive including:

a)	(in the case of Relevant Member States that have not implemented the 2010 PD Amending Directive), legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities, or any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; and

b)	(in the case of Relevant Member States that have implemented the 2010 PD Amending Directive), persons or entities that are described in points (1) to (4) of Section I of Annex II to Directive 2004/39/EC, and those who are treated on request as professional clients in accordance with Annex II to Directive 2004/39/EC, or recognized as eligible counterparties in accordance with Article 24 of Directive 2004/39/EC unless they have requested that they be treated as non- professional clients; or

•	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive); or

•	in any other circumstances falling within Article 3(2) of the EU Prospectus Directive, provided that no such offer of securities described in this prospectus shall result in a requirement for the publication by us of a prospectus pursuant to Article 3 of the EU Prospectus Directive.

Each person in a Relevant Member State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that (A) it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive, and (B) in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” as defined in the Prospectus Directive, or in circumstances in which the prior consent of the representatives has been given to the offer or resale. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the underwriter has been obtained to each such proposed offer or resale.

We, the underwriter and its affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

This prospectus supplement has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for us the underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither we nor the underwriter have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for us or the underwriter to publish a prospectus for such offer.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State. The expression “EU Prospectus Directive” means Directive 2003/71/EC (and any amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Singapore

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Notice to Prospective Investors in Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, us, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (“FINMA”), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus supplement contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus supplement is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for the prospectus supplement. The shares to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

Other Relationships

The underwriter and its affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities.

The underwriter and its affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, the underwriter and its affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future. Specifically, the underwriter is currently a lender and/or agent under the Senior Secured Term Loan Facility and the ABL Line of Credit. Additionally, the underwriter or its affiliates is a counterparty under certain of our interest rate swap agreements.

In the ordinary course of their various business activities, the underwriter and its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriter and its affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may, at any time, hold, or recommend to clients that they acquire long and/or short positions in such securities and instruments.

LEGAL MATTERS

Kirkland & Ellis LLP, New York, New York will pass upon the validity of the common stock offered hereby on our behalf. An investment partnership composed of partners of Kirkland & Ellis LLP has an indirect equity interest in Burlington Stores, Inc. Certain legal matters will be passed upon for the underwriter by Cahill Gordon & Reindel LLP, New York, New York.

EXPERTS

The financial statements, and the related financial statement schedules, incorporated in this prospectus supplement by reference from the Burlington Stores, Inc. Annual Report on Form 10-K for the year ended February 1, 2014 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such financial statements and financial statement schedules have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-3 under the Securities Act to register with the SEC the securities being offered in this prospectus supplement. This prospectus supplement, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed with it. For further information about us, and the securities being offered, reference is made to the registration statement and the exhibits and schedules filed with it. Statements contained or incorporated by reference in this prospectus supplement regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. We file annual, quarterly and current reports, proxy and registration statements and other information with the SEC. You may read and copy any reports, statements, or other information that we file, including the registration statement, of which this prospectus supplement forms a part, and the exhibits and schedules filed with it, without charge at the public reference room maintained by the SEC, located at 100 F Street, NE, Room 1024, Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from the SEC on the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains an Internet website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is www.sec.gov.

PROSPECTUS

Burlington Stores, Inc.

Common Stock

The selling stockholders to be named in a prospectus supplement may offer and sell shares of our common stock from time to time in amounts, at prices and on terms that will be determined at the time of the offering. The selling stockholders will receive all of the proceeds from any sales of their shares. We will not receive any proceeds from the sale of shares of common stock by selling stockholders. We may bear a portion of the expenses of the offering of common stock, except that selling stockholders will pay any applicable underwriting fees, discounts or commissions and certain transfer taxes.

This prospectus describes some of the general terms that may apply to these securities and the general manner in which they may be offered. The specific terms of any securities to be offered, and the specific manner in which they may be offered, will be described in one or more supplements to this prospectus. This prospectus may not be used to sell securities unless accompanied by a prospectus supplement. Before investing, you should carefully read this prospectus and any related prospectus supplement.

The securities may be sold to or through one or more underwriters, dealers or agents, or directly to investors, on a continuous or delayed basis. See “Plan of Distribution.”

Our shares of common stock are listed on the New York Stock Exchange (“NYSE”) under the symbol “BURL.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Investing in our securities involves risks. You should refer to the risk factors included in our periodic reports and other information that we file with the Securities and Exchange Commission incorporated by reference in this prospectus and the applicable prospectus supplement and carefully consider that information before buying our securities.

The date of this prospectus is October 6, 2014

We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus and the accompanying supplement to this prospectus or any associated “free writing prospectus.” You must not rely upon any information or representation not contained or incorporated by reference in this prospectus or the accompanying prospectus supplement or any associated “free writing prospectus.” This prospectus and the accompanying prospectus supplement do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which they relate, nor do this prospectus and the accompanying prospectus supplement constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. You should not assume that the information contained in this prospectus and the accompanying prospectus supplement is accurate on any date subsequent to the date set forth on the front of the document.

ABOUT THIS PROSPECTUS

This prospectus is a part of a registration statement that we filed with the Securities and Exchange Commission (the “SEC”) utilizing a “shelf” registration process. Under this shelf registration process, the selling stockholders may sell shares of our common stock in one or more offerings from time to time. This prospectus provides you with a general description of our common stock. Each time the selling stockholders sell securities under this shelf registration, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus or in a document incorporated by reference herein. Therefore, if there is any inconsistency between the information in this prospectus or in a document incorporated by reference herein and the prospectus supplement, you should rely on the information in the prospectus supplement. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find Additional Information.”

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-3 under the Securities Act to register with the SEC the securities being offered in this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed with it. For further information about us, and the securities being offered, reference is made to the registration statement and the exhibits and schedules filed with it. Statements contained or incorporated by reference in this prospectus regarding the contents of any contract or any other document that is filed as an

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exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. We file annual, quarterly and current reports, proxy and registration statements and other information with the SEC. You may read and copy any reports, statements, or other information that we file, including the registration statement, of which this prospectus forms a part, and the exhibits and schedules filed with it, without charge at the public reference room maintained by the SEC, located at 100 F Street, NE, Room 1024, Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from the SEC on the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains an Internet website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is www.sec.gov.

INCORPORATION BY REFERENCE OF CERTAIN DOCUMENTS

We are incorporating by reference specified documents that we file with the SEC, which means that we can disclose important information to you by referring you to those documents that are considered part of this prospectus. We incorporate by reference into this prospectus the documents listed below (other than portions of these documents that are described in paragraphs (d)(1), (d)(2), (d)(3) or (e)(5) of Item 407 of Regulation S-K promulgated by the SEC).

•	Our Annual Report on From 10-K for the year ended February 1, 2014 (filed with the SEC on March 31, 2014);

•	Our Quarterly Reports on Form 10-Q for the period ended August 2, 2014 (filed with the SEC on September 11, 2014) and for the period ended May 3, 2014 (filed with the SEC on June 12, 2014);

•	Our Current Reports on Form 8-K filed with the SEC on September 16, 2014, August 18, 2014, July 24, 2014 and March 19, 2014 and Current Report on Form 8-K/A filed with the SEC on September 18, 2014;

•	Our Definitive Proxy Statement on Schedule 14A (filed with the SEC on June 6, 2014); and

•	The description of capital stock contained in the Registration Statement on Form 8-A, as filed with the SEC on October 1, 2013 (File No. 001-36107), as supplemented by the “Description of Capital Stock” found on page 4 of this prospectus and including any amendments or reports filed for the purpose of updating such description.

In addition, all documents filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (other than portions of these documents that are either (1) described in paragraphs (d)(1), (d)(2), (d)(3) or (e)(5) of Item 407 of Regulation S-K promulgated by the SEC or (2) furnished under Item 2.02 or Item 7.01 of a Current Report on Form 8-K, including any exhibits included with such Items unless otherwise indicated therein) after the date hereof, and prior to the filing of a post-effective amendment that indicates that all securities offered hereunder have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this registration statement and to be a part hereof from the date of filing of such documents with the SEC.

Any statement contained in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or any other subsequently filed document that is deemed to be incorporated by reference into this prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Our filings with the SEC, including our Annual Report on Form 10-K and Quarterly Reports on Form 10-Q and amendments to those filings, are available free of charge on our website www.burlingtoninvestors.com as soon as reasonably practicable after they are filed with, or furnished to, the SEC. Our website and the information

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contained on that site, or connected to that site, are not incorporated into and are not a part of this prospectus. You may also obtain a copy of these filings at no cost by writing or telephoning us at the following address:

Burlington Stores, Inc.

1830 Route 130 North

Burlington, New Jersey 08016

Attention: Investor Relations

Telephone: (609) 387-7800

Except for the documents incorporated by reference as noted above, we do not intend to incorporate into this prospectus any of the information included on our website.

WE HAVE NOT AUTHORIZED ANYONE TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ABOUT THE OFFERING THAT IS DIFFERENT FROM, OR IN ADDITION TO, THAT CONTAINED IN THIS PROSPECTUS, IN ANY OF THE MATERIALS THAT ARE INCORPORATED INTO THIS PROSPECTUS, ANY PROSPECTUS SUPPLEMENT OR ANY FREE WRITING PROSPECTUS PREPARED BY US OR ON OUR BEHALF. THEREFORE, IF ANYONE DOES GIVE YOU INFORMATION OF THIS SORT, YOU SHOULD NOT RELY ON IT. IF YOU ARE IN A JURISDICTION WHERE OFFERS TO EXCHANGE OR SELL, OR SOLICITATIONS OF OFFERS TO EXCHANGE OR PURCHASE, THE SECURITIES OFFERED BY THIS PROSPECTUS ARE UNLAWFUL, OR IF YOU ARE A PERSON TO WHOM IT IS UNLAWFUL TO DIRECT THESE TYPES OF ACTIVITIES, THEN THE OFFER PRESENTED IN THIS PROSPECTUS DOES NOT EXTEND TO YOU.

YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE OF THIS PROSPECTUS AND NEITHER THE MAILING OF THIS PROSPECTUS NOR THE ISSUANCE OF THE SECURITIES PURSUANT TO THIS OFFERING SHALL CREATE AN IMPLICATION TO THE CONTRARY.

TRADEMARKS, SERVICE MARKS AND TRADE NAMES

We own the trademarks, service marks and trade names that we use in connection with the operation of our business. Our trademarks include “BCF,” “Burlington,” “Burlington Coat Factory,” “Cohoes,” “Luxury Linens,” “MJM Designer Shoes” and “Baby Depot.” This prospectus may also contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Solely for convenience, the trademarks, service marks, trade names and copyrights referred to in this offering circular are listed without the TM, SM, © and ® symbols, but we will assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors, if any, to these trademarks, service marks, trade names and copyrights.

MARKET, RANKING AND OTHER INDUSTRY DATA

In this prospectus, including information incorporated by reference herein, we rely on and refer to information and statistics regarding our industry, the size of certain markets and our position within the sectors in which we compete. Some of the market and industry data contained in or incorporated by reference into this prospectus are based on independent industry publications or other publicly available information, while other information is based on our good faith estimates, which are derived from our review of internal surveys, as well as independent sources listed in this prospectus including the industry research firm The NPD Group, Inc. (“The NPD Group”), and our management’s knowledge and experience in the markets in which we operate. Our estimates have also been based on information obtained from our customers, suppliers and other contacts in the markets in which we operate. We believe that these independent sources and our internal data are reliable as of their respective dates.

iii

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference into this prospectus. It may not contain all the information that may be important to you. You should read this entire prospectus carefully, including the section titled “Risk Factors” and our historical consolidated financial statements and related notes incorporated by reference to our Annual Report on Form 10-K and Quarterly Reports on Form 10-Q.

Company Overview

Founded in 1972, we are a national off-price retailer of high quality branded apparel, operating 523 stores as of August 2, 2014, inclusive of an internet store, in 44 states and Puerto Rico. We are a market leader in the fast growing off-price retail channel. We offer our merchandise using an Every Day Low Price (“EDLP”) model with savings up to 60-70% off department and specialty store regular prices. We provide our customers an extensive selection of better and moderate, fashionable branded product in women’s ready-to-wear apparel, menswear, youth apparel, baby products, footwear, accessories, home goods and coats. We feature merchandise from over 4,500 vendors, with a focus on major nationally-recognized brands. This vendor breadth provides our customers with a “treasure hunt” experience of searching for great brands at great value.

Our average store size is approximately 79,000 square feet, which is two to three times the size of our largest off-price competitors’ stores. Our larger store size has allowed us to offer more categories and substantially more breadth in each product category than our off-price competitors and to establish ourselves as a destination for select categories, including coats, youth and baby, special-occasion dresses and men’s tailored apparel. We believe that our leadership in the off-price channel in select categories and our broad and diverse merchandise offering allow our stores to attract customers from beyond their local trade areas.

Large and Growing Off-Price Channel

We operate within the large and growing off-price channel in the United States. According to The NPD Group, the off-price apparel channel grew at a 5% compound annual growth rate (“CAGR”) during the four years ending December 2013. Over that period, sales in the off-price channel have grown over 10 times faster than the department store and national chain channels. We believe that the increasing demand for the off-price channel will continue to be driven by consumers’ growing focus on, and preference for, the value available at off-price retailers.

RISK FACTORS

Our business is subject to uncertainties and risks. You should carefully consider and evaluate all of the information included and incorporated by reference in this prospectus, including the risk factors incorporated by reference from our most recent annual report on Form 10-K, as updated by our quarterly reports on Form 10-Q and other filings we make with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, before making an investment decision. Each of the risks described in these documents could materially and adversely affect our business, financial condition, results of operations and prospects, and could result in a partial or complete loss of your investment. See “Where You Can Find Additional Information” on page i of this prospectus.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are subject to risks and uncertainties. All statements other than statements of historical fact included in this prospectus are forward-looking statements. Forward-looking statements discuss our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “aim,” “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “outlook,” “potential,” “project,” “projection,” “plan,” “intend,” “seek,” “believe,” “may,” “could,” “would,” “will,” “should,” “can,” “can have,” “likely,” the negatives thereof and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. For example, all statements we make relating to our estimated and projected earnings, revenues, costs, expenditures, cash flows, growth rates and financial results, our plans and objectives for future operations, growth or initiatives, strategies, or the expected outcome or impact of pending or threatened litigation are forward-looking statements. All forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that we expected, including:

•	general economic conditions;

•	competitive factors, including pricing and promotional activities of major competitors;

•	our ability to successfully implement several of our strategic initiatives;

•	the availability of desirable store locations on suitable terms;

•	changing consumer preferences and demand;

•	industry trends, including changes in buying, inventory and other business practices by customers;

•	competitive factors, including pricing and promotional activities of major competitors;

•	the availability, selection and purchasing of attractive merchandise on favorable terms;

•	import risks;

•	weather patterns, including, among other things, changes in year-over-year temperatures;

•	our future profitability;

•	our ability to control costs and expenses;

•	unforeseen computer related problems;

•	any unforeseen material loss or casualty;

•	the effect of inflation;

•	an increase in competition within the markets in which we compete;

•	regulatory changes;

•	changes in general and/or regional economic conditions;

•	our relationships with employees;

•	the impact of current and future laws;

•	terrorist attacks, particularly attacks on or within markets in which we operate;

•	natural and man-made disasters, including but not limited to fire, snow and ice storms, flood, hail, hurricanes and earthquakes;

•	our substantial level of indebtedness and related debt-service obligations;

•	restrictions imposed by covenants in our debt agreements;

•	availability of adequate financing;

•	our dependence on vendors for our merchandise;

•	domestic events affecting the delivery of merchandise to our stores; and

•	existence of adverse litigation and risks.

While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and it is impossible for us to anticipate all factors that could affect our actual results. Important factors that could cause actual results to differ materially from our expectations, or cautionary statements, are disclosed under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated by reference into this prospectus from our Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. All forward-looking statements are expressly qualified in their entirety by these cautionary statements. You should evaluate all forward-looking statements made in this prospectus in the context of these risks and uncertainties.

We caution you that the important factors referenced above may not contain all of the factors that are important to you. In addition, we cannot assure you that we will realize the results or developments we expect or anticipate or, even if substantially realized, that they will result in the consequences we anticipate or affect us or our operations in the way we expect. The forward-looking statements included in this prospectus are made only as of the date hereof. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law. If we do update one or more forward-looking statements, no inference should be made that we will make additional updates with respect to those or other forward-looking statements.

USE OF PROCEEDS

Unless otherwise indicated in any applicable prospectus supplement, we will not receive any proceeds from the sale of shares of our common stock by any selling stockholder named in such prospectus supplement. All of the shares of common stock offered by the selling stockholders pursuant to this prospectus will be sold by the selling stockholders for their own account. We may, however, bear a portion of the expenses of the offering of common stock by the selling stockholders, except that the selling stockholders will pay any applicable underwriting fees, discounts or commissions and certain transfer taxes

DESCRIPTION OF CAPITAL STOCK

The following summary of certain provisions of our capital stock does not purport to be complete and is subject to our amended and restated certificate of incorporation, our amended and restated bylaws and the provisions of applicable law. Copies of our amended and restated certificate of incorporation and amended and restated bylaws are incorporated by reference as exhibits to the registration statement, of which this prospectus is a part.

Authorized Capitalization

General

The total amount of our authorized capital stock consists of 500,000,000 shares of common stock, par value $0.0001 per share, and 50,000,000 shares of undesignated preferred stock, par value $0.0001 per share.

The following summary describes all material provisions of our capital stock. We urge you to read our amended and restated certificate of incorporation and our amended and restated bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part.

Common Stock

As of September 30, 2014, we had 74,535,201 shares of common stock outstanding. As of September 30, 2014, there were 183 stockholders of record of our common stock.

Our common stock is not entitled to preemptive or other similar subscription rights to purchase any of our securities. Our common stock is neither convertible nor redeemable. Unless our Board of Directors determines otherwise, we will issue all of our capital stock in uncertificated form.

Preferred Stock

We do not have any shares of preferred stock outstanding. Our Board of Directors has the authority to issue shares of preferred stock from time to time on terms it may determine, to divide shares of preferred stock into one or more series and to fix the designations, preferences, privileges, and restrictions of preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preference, sinking fund terms, and the number of shares constituting any series or the designation of any series to the fullest extent permitted by the General Corporation Law of the State of Delaware (the “DGCL”). The issuance of our preferred stock could have the effect of decreasing the trading price of our common stock, restricting dividends on our capital stock, diluting the voting power of our common stock, impairing the liquidation rights of our capital stock, or delaying or preventing a change in control of our company.

Voting Rights

Each holder of our common stock is entitled to one vote per share on each matter submitted to a vote of stockholders. Our amended and restated bylaws provide that the presence, in person or by proxy, of holders of shares representing a majority of the outstanding shares of capital stock entitled to vote at a stockholders’ meeting shall constitute a quorum. When a quorum is present, the affirmative vote of a majority of the votes cast is required to take action, unless otherwise specified by law or our certificate of incorporation, and except for the election of directors, which is determined by a plurality vote. There are no cumulative voting rights.

Dividend Rights

Each holder of shares of our capital stock is entitled to receive such dividends and other distributions in cash, stock or property as may be declared by our Board of Directors from time to time out of our assets or funds legally available for dividends or other distributions. See the section entitled “Dividend Policy.” These rights are subject to the preferential rights of any other class or series of our preferred stock.

Other Rights

Each holder of common stock is subject to, and may be adversely affected by, the rights of the holders of any series of preferred stock that we may designate and issue in the future. This offering is not subject to preemptive rights.

Liquidation Rights

If our company is involved in a consolidation, merger, recapitalization, reorganization, or similar event, each holder of common stock will participate pro rata in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.

Anti-takeover Effects of our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Our amended and restated certificate of incorporation and our amended and restated bylaws contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with the Board of Directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give the Board of Directors the power to discourage acquisitions that some stockholders may favor.

Action by Written Consent, Special Meeting of Stockholders and Advance Notice Requirements for Stockholder Proposals

Our amended and restated certificate of incorporation provides that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting once Bain Capital ceases to beneficially own more than 50% of our outstanding shares. Our amended and restated certificate of incorporation and bylaws also provide that, except as otherwise required by law, special meetings of the stockholders can be called only pursuant to a resolution adopted by a majority of the total number of directors that we would have if there were no vacancies or, until the date that Bain Capital ceases to beneficially own more than 50% of our outstanding shares, at the request of holders of 50% or more of our outstanding shares. Except as described above, stockholders are not permitted to call a special meeting or to require the board of directors to call a special meeting.

In addition, our amended and restated bylaws require advance notice procedures for stockholder proposals to be brought before an annual meeting of the stockholders, including the nomination of directors. Stockholders at an annual meeting may only consider the proposals specified in the notice of meeting or brought before the meeting by or at the direction of the Board of Directors, or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered a timely written notice in proper form to our secretary, of the stockholder’s intention to bring such business before the meeting.

These provisions could have the effect of delaying until the next stockholder meeting any stockholder actions, even if they are favored by the holders of a majority of our outstanding voting securities.

Classified Board

Our amended and restated certificate of incorporation provides that our Board of Directors is divided into three classes of directors, with the classes as nearly equal in number as possible. As a result, approximately one-

third of our Board of Directors will be elected each year. The classification of directors has the effect of making it more difficult for stockholders to change the composition of our board.

Removal of Directors

Our amended and restated certificate of incorporation provides that directors may be removed with or without cause at any time upon the affirmative vote of holders of at least a majority of the votes to which all the stockholders would be entitled to cast until Bain Capital ceases to beneficially own more than 50% of our outstanding shares. After such time, directors may only be removed from office only for cause and only upon the affirmative vote of at least 75% of the voting power of our outstanding shares of common stock.

Amendment to Certificate of Incorporation and Bylaws

The DGCL provides generally that the affirmative vote of a majority of the outstanding stock entitled to vote on amendments to a corporation’s certificate of incorporation or bylaws is required to approve such amendment, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our amended and restated bylaws may be amended, altered, changed or repealed by a majority vote of our Board of Directors, provided that, in addition to any other vote otherwise required by law, after the date on which Bain Capital ceases to beneficially own more than 50% of our outstanding shares, the affirmative vote of at least 75% of the voting power of our outstanding shares of common stock will be required to amend, alter, change or repeal our amended and restated bylaws. Additionally, after the date on which Bain Capital ceases to beneficially own more than 50% of our outstanding shares, the affirmative vote of at least 75% of the voting power of the outstanding shares of capital stock entitled to vote on the adoption, alteration, amendment or repeal of our amended and restated certificate of incorporation, voting as a single class, will be required to amend or repeal or to adopt any provision inconsistent with specified provisions of our amended and restated certificate of incorporation. This requirement of a supermajority vote to approve amendments to our amended and restated certificate of incorporation and amended and restated bylaws could enable a minority of our stockholders to exercise veto power over any such amendments.

Delaware Anti-Takeover Statute

Section 203 of the DGCL provides that if a person acquires 15% or more of the voting stock of a Delaware corporation, such person becomes an “interested stockholder” and may not engage in certain “business combinations” with the corporation for a period of three years from the time such person acquired 15% or more of the corporation’s voting stock, unless: (1) the board of directors approves the acquisition of stock or the merger transaction before the time that the person becomes an interested stockholder, (2) the interested stockholder owns at least 85% of the outstanding voting stock of the corporation at the time the merger transaction commences (excluding voting stock owned by directors who are also officers and certain employee stock plans), or (3) the merger transaction is approved by the board of directors and by the affirmative vote at a meeting, not by written consent, of stockholders of 2/3 of the holders of the outstanding voting stock which is not owned by the interested stockholder. A Delaware corporation may elect in its certificate of incorporation or bylaws not to be governed by this particular Delaware law.

Under our amended and restated certificate of incorporation, we have opted out of Section 203 of the DGCL, and therefore are not subject to Section 203.

Corporate Opportunity

Our amended and restated certificate of incorporation provides that we renounce any interest or expectancy in, or in being offered an opportunity to participate in, any business opportunity that may from time to time be presented to Bain Capital or any of its officers, directors, agents, stockholders, members, partners, affiliates and subsidiaries (other than us and our subsidiaries) and that may be a business opportunity for Bain Capital, even if the opportunity is one that we might reasonably have pursued or had the ability or desire to pursue if granted the opportunity to do so. No such person will be liable to us for breach of any fiduciary or other duty, as a director or officer or otherwise, by reason of the fact that such person, acting in good faith, pursues or acquires any such business opportunity, directs any such business opportunity to another person or fails to present any such business opportunity, or information regarding any such business opportunity, to us unless, in the case of any such person who is our director or officer, any such business opportunity is expressly offered to such director or officer solely in his or her capacity as our director or officer. Neither Bain Capital, nor any of its representatives has any duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as us or any of our subsidiaries.

Limitations on Liability and Indemnification of Officers and Directors

Our amended and restated certificate of incorporation limits the liability of our directors to the fullest extent permitted by the DGCL, and our amended and restated bylaws provides that we will indemnify them to the fullest extent permitted by such law. We have entered into indemnification agreements with our current directors and executive officers and expect to enter into a similar agreement with any new directors or executive officers. We have and intend to maintain director and officer liability insurance, if available on reasonable terms.

Exclusive Jurisdiction of Certain Actions

Our amended and restated certificate of incorporation requires, to the fullest extent permitted by law that derivative actions brought in the name of the Company, actions against directors, officers and employees for breach of fiduciary duty and other similar actions may be brought only in the Court of Chancery in the State of Delaware. Although we believe this provision benefits the Company by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC. Its address is 6201 15th Avenue, Brooklyn, New York 11219.

Listing

Our common stock is listed on the New York Stock Exchange under the trading symbol “BURL.”

SELLING SECURITYHOLDERS

Selling securityholders may from time to time offer and sell our securities pursuant to this prospectus and any prospectus supplement. Selling securityholders are persons or entities that, directly or indirectly, have acquired or from time to time acquire, our securities. Such selling securityholders may be parties to registration rights agreements with us, or we otherwise may have agreed or agree to register their securities for resale.

The applicable prospectus supplement will set forth the name of each of the selling securityholders and the number of securities beneficially owned by such selling securityholders that are covered by such prospectus supplement.

PLAN OF DISTRIBUTION

We are registering shares of our common stock for possible sale by the selling stockholders. The selling stockholders may offer and sell shares of our common stock from time to time, in one or more or any combination of the following transactions:

•	in the over-the-counter market or on any national securities exchange on which our shares are listed or traded, if any;

•	in privately negotiated transactions;

•	in underwritten transactions;

•	in a block trade in which a broker-dealer will attempt to sell the offered shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	through purchases by a broker-dealer as principal and resale by the broker-dealer for its account pursuant to this prospectus;

•	in ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	through the writing of options (including put or call options), whether the options are listed on an options exchange or otherwise;

•	through loans or pledges of the securities to a broker-dealer or an affiliate thereof;

•	by entering into transactions with third parties who may (or may cause others to) issue securities convertible or exchangeable into, or the return of which is derived in whole or in part from the value of, our common stock;

•	a combination of any such methods; or

•	any other method permitted pursuant to applicable law.

The selling stockholders may sell the shares at prices then prevailing or related to the then current market price or at negotiated prices. The offering price of the shares from time to time will be determined by the selling stockholders and, at the time of the determination, may be higher or lower than the market price of our common stock on the NYSE or any other exchange or market.

The shares may be sold directly or through broker-dealers acting as principal or agent, or pursuant to a distribution by one or more underwriters on a firm commitment or best-efforts basis. The selling stockholders may also enter into hedging transactions with broker-dealers. In connection with such transactions, broker-dealers of other financial institutions may engage in short sales of our common stock in the course of hedging the positions they assume with the selling stockholders. The selling stockholders may also enter into options or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). In connection with an underwritten offering, underwriters or agents may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or from purchasers of the offered shares for whom they may act as agents. In addition, underwriters may sell the shares to or through dealers, and those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents.

The selling stockholders and any underwriters, dealers or agents participating in a distribution of the shares may be deemed to be “underwriters” within the meaning of the Securities Act, and any profit on the sale of the shares by the selling stockholders and any commissions received by broker-dealers may be deemed to be underwriting commissions under the Securities Act.

We and the selling stockholders may enter agreements under which underwriters, dealers and agents who participate in the distribution of our common stock may be entitled to indemnification by us and/or the selling stockholders against various liabilities, including liabilities under the Securities Act, and to contribution with respect to payments which the underwriters, dealers or agents may be required to make.

To the extent required, this prospectus may be amended and/or supplemented from time to time to describe a specific plan of distribution. Any prospectus supplement relating to a particular offering of our common stock by the selling stockholders may include the following information to the extent required by law:

•	the name of the selling stockholders;

•	the number of shares being offered;

•	the terms of the offering;

•	the names of the participating underwriters, broker-dealers or agents;

•	any discounts, commissions or other compensation paid to underwriters or broker-dealers and any discounts, commissions or concessions allowed or reallowed or paid by any underwriters to dealers;

•	the public offering price; and

•	other material terms of the offering.

The selling stockholders will be subject to the applicable provisions of the Exchange Act, and the rules and regulations under the Exchange Act, including Regulation M. This regulation may limit the timing of purchases and sales of any of the shares of common stock offered in this prospectus by the selling stockholders. The anti-manipulation rules under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and its affiliates. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the shares to engage in market-making activities for the particular securities being distributed for a period of up to five business days before the distribution. The restrictions may affect the marketability of the shares and the ability of any person or entity to engage in market-making activities for the shares.

LEGAL MATTERS

Kirkland & Ellis LLP, New York, New York will pass upon the validity of the common stock offered hereby on our behalf. In connection with particular offerings of the securities in the future, and if stated in the applicable prospectus supplements, the validity of those securities may be passed upon for us by a member of the legal department at the Company and/or Kirkland & Ellis LLP, New York, New York (a limited liability partnership that includes professional corporations), and for any underwriters or agents by counsel named in the applicable prospectus supplement. An investment partnership composed of partners of Kirkland  & Ellis LLP has an indirect equity interest in Burlington Stores, Inc.

EXPERTS

The financial statements, and the related financial statement schedules, incorporated in this Prospectus by reference from the Burlington Stores, Inc. Annual Report on Form 10-K for the year ended February 1, 2014 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such financial statements and financial statement schedules have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

8,000,000 Shares

BURLINGTON STORES, INC.

Common Stock

PROSPECTUS SUPPLEMENT

J.P. Morgan

The date of this prospectus supplement is October 6, 2014